SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F       T             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the three-month period ended on September 30, 2007 and on September 30, 2006 filed by the Company with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Financial Statements

corresponding to the three-month periods

ended September 30, 2007 and 2006

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

Index

Presentation

Consolidated Balance Sheet

Consolidated Statement of Income

Consolidated Statement of Cash Flows

Notes to the Consolidated Financial Statements

Consolidated Schedules

Balance Sheet

Statement of Income

Statement of Changes in Shareholders’ Equity

Statement of Cash Flows

Notes to the Financial Statements

Schedules

Additional Information to the Notes to the Financial Statements required by section 68 of the Buenos Aires

Stock Exchange Regulations

Business Highlights

Report of Independent Auditors

Name of the Company:	Cresud Sociedad Anónima

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Legal Address:	Moreno 877, 23rd Floor Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

Fiscal year No. 73 started on July 1, 2007

Financial Statements for the three-month period ended September 30, 2007

In comparative format with previous fiscal year

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19, 1937

Of the latest amendment:	September 22, 1999

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the consolidated Financial Statements

CAPITAL STATUS (Note 3 of basic financial statements)

SHARES

Type of stock	Authorized Pesos	Subscribed Pesos	Paid-in Pesos
Ordinary certified shares of Ps.1 face value and 1 vote each	313,396,410	313,396,410	313,396,410

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheet as of September 30, 2007 and 2006 and June 30, 2007

	September 30, 2007 (Notes 1, 2 and 3) Pesos	June 30, 2007 (Notes 1, 2 and 3) Pesos	September 30, 2006 (Notes 1, 2 and 3) Pesos
ASSETS
Current Assets
Cash and banks (Note 4.a.)	9,957,241	46,930,644	1,020,313
Investments (Note 4.b.)	5,684,184	39,841,438	33,752,658
Trade accounts receivable (Note 4.c.)	22,539,941	37,930,596	12,646,586
Other receivables (Note 4.d.)	59,321,117	39,611,870	28,224,007
Inventories (Note 4.e.)	55,761,227	52,460,289	28,882,464

Total current assets	153,263,710	216,774,837	104,526,028

Non-current assets
Other receivables (Note 4.d.)	41,960,410	43,236,560	36,349,722
Inventories (Note 4.e.)	63,250,421	68,345,438	60,434,122
Investments on controlled and related companies (Note 4.b.)	665,751,153	503,860,500	475,074,963
Other investments (Note 4.b.)	352,260	37,468,260	37,268,716
Fixed assets, net (Schedule A)	251,794,814	245,919,561	231,512,597
Intangible assets, net (Schedule B)	23,581,646	23,581,646	23,581,646

Subtotal Non-Current Assets	1,046,690,704	922,411,965	864,221,766

Goodwill (Note 4.b.)	(121,943,146)	(67,306,386)	(75,222,927)

Total Non-Current Assets	924,747,558	855,105,579	788,998,839

Total Assets	1,078,011,268	1,071,880,416	893,524,867

LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 4.f.)	44,049,135	30,935,851	27,320,923
Loans (Note 4.g.)	128,693,724	122,749,734	79,362,776
Salaries and social security payable (Note 4.h.)	3,009,195	4,219,120	1,746,525
Taxes payable (Note 4.i.)	8,565,732	6,699,044	4,953,824
Other debts (Note 4.j.)	991,204	3,087,957	3,531,144

Total Debts	185,308,990	167,691,706	116,915,192

Total current liabilities	185,308,990	167,691,706	116,915,192

Non-current liabilities
Trade accounts payable (Note 4.f.)	11,034	246,231	691,900
Taxes payable (Note 4.i.)	47,801,186	51,312,237	40,995,890
Loans (Note 4.g.)	25,200,000	24,744,000	102,007,731
Other debts (Note 4.j.)	334,009	347,549	434,309
Provisions (Schedule E)	1,752,101	1,747,606	512,930

Total Non-current liabilities	75,098,330	78,397,623	144,642,760

Total Liabilities	260,407,320	246,089,329	261,557,952

Minority interest	900,168	836,872	471,121

SHAREHOLDERS’ EQUITY	816,703,780	824,954,215	631,495,794

Total Liabilities and Shareholders' Equity	1,078,011,268	1,071,880,416	893,524,867

The accompanying notes and schedules are an integral part of the consolidated financial statements

Eduardo S. Elsztain

Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Income

Corresponding to the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

	September 30, 2007 (Notes 1, 2 and 3) Pesos	September 30, 2006 (Notes 1, 2 and 3) Pesos
Production income:
Crops	3,188,380	597,946
Beef cattle	3,886,877	3,478,768
Milk	4,244,943	2,062,205

Total production income	11,320,200	6,138,919

Cost of production (Schedule F.2):
Crops	(4,193,440)	(1,060,561)
Beef cattle	(5,660,484)	(4,398,259)
Milk	(3,052,007)	(2,213,069)

Total cost of production	(12,905,931)	(7,671,889)

Production profit	(1,585,731)	(1,532,970)

Sales:
Crops	18,554,889	8,439,086
Beef cattle	11,834,626	10,536,204
Milk	4,112,227	2,062,205
Feed Lot	—	1,309,711
Others	3,762,964	1,014,809

Total Sales	38,264,706	23,362,015

Cost of sales (Schedule F.1):
Crops	(18,015,606)	(7,416,399)
Beef cattle	(10,718,468)	(10,282,191)
Milk	(4,112,227)	(2,062,205)
Feed Lot	—	(1,078,263)
Others	(2,393,254)	(827,476)

Total cost of sales	(35,239,555)	(21,666,534)

Sales profit	3,025,151	1,695,481

Gross profit	1,439,420	162,511

Selling expenses (Schedule H)	(2,936,374)	(1,627,262)
Administrative expenses (Schedule H)	(4,228,067)	(3,187,371)
Holding gain – Beef cattle (Schedules F.1 and F.2)	514,151	955,307
Holding gain – Crops, raw materials and MAT	(1,957,073)	907,675

Operating loss	(7,167,943)	(2,789,140)

Financial gain (loss)
Generated by assets:
Exchange differences and discounts	3,245,600	332,350
Interest income	973,118	309,963
Doubtful Accounts	19,233	—
Tax on banking debits and credits	(912,089)	(423,788)
Holding gain and result of transactions on securities investment	567,330	337,901
Interest on Convertible Notes purchased	(387,392)	761,515
Others	8,729	—

	3,514,529	1,317,941

Generated by liabilities:
Reference stabilization index (CER)	—	(3,063)
Interest loss	(884)	(850)
Financial expenses:
Interest on Convertible Notes (Note 7)	(92,362)	(1,602,252)
Interest on loans	(2,974,754)	(2,091,950)
Others	(319,900)	(32,567)
Exchange differences and discounts	(2,042,869)	(687,589)

	(5,430,769)	(4,418,271)

Other income and expenses, net
Gains from other fixed assets sales	(118)	24,721
Others	(4,495)	(346,431)
Shareholders’ personal assets tax and miscellaneous	(1,544,284)	(444,952)

	(1,548,897)	(766,662)

(Loss) Gain from controlled and related companies	(5,271,034)	6,771,326
Management fee		(214,464)

Net loss before income tax and minority interest	(15,904,114)	(99,270)

Income tax expense	3,365,000	1,937,497
Minority interest	(63,296)	88,750

Net (loss) income for the period	(12,602,410)	1,926,977

The accompanying notes and schedules are an integral part of the consolidated financial statements

Eduardo S. Elsztain

Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flows

Corresponding to the three-month periods beginning on July 1, 2007 and 2006 and ended September 30, 2007 and 2006

	September 30, 2007 (Notes 1, 2 and 3) Pesos	September 30, 2006 (Notes 1, 2 and 3) Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	85,243,861	27,377,050
Cash and cash equivalents at the end of the year	14,610,088	29,305,686

Net (decrease) increase in cash and cash equivalents	(70,633,773)	1,928,636
Causes of changes in cash and cash equivalents
Operating activities
Income for the period	(12,602,410)	1,926,977
Accrued interest during the period	3,067,116	3,698,963
Income tax	(3,365,000)	(1,937,497)
Adjustments made to reach net cash flow from operating activities
Income from interest in related companies	5,271,034	(6,771,326)
Minority interest	63,296	(88,750)
Increase in allowances, provisions and accruals	11,185,350	4,779,805
Amortization and depreciation	1,188,631	1,302,629
Holding gain- Inventory	1,442,922	(1,862,982)
Financial results	(79,217)	(414,468)
Gain from sale of fixed assets	118	(24,721)
Changes in operating assets and liabilities
Decrease in current investments	97,268	109,126
Decrease (Increase) in trade accounts receivable and rents	15,371,423	(1,561,969)
Increase in other receivables	(21,325,206)	(7,458,598)
Decrease in inventories	108,830	4,123,843
Increase in social security payables, taxes payable and advances from customers	510,712	1,364,122
Increase (Decrease) in trade accounts payable	1,716,465	(4,584,303)
Dividends collected	589,482	60,308
(Decrease) Increase in other debts	(1,381,893)	3,192,218

Cash flows provided by (applied to) operating activities	1,858,921	(4,146,623)

Investment activities
Increase in interest in related companies	(77,184,802)	—
Acquisition and upgrading of fixed assets	(6,823,214)	(7,986,247)
Collection of receivables from sale of fixed assets	2,302,627	3,290,752
Sale of fixed assets	1,539	38,365

Cash flows applied to investment activities	(81,703,850)	(4,657,130)

Financing activities
Exercise of Warrants	4,008,355	187,509
Increase in financial loans	35,005,994	41,746,138
Decrease in financial loans	(29,074,793)	(28,970,698)
Decrease in other liabilities	(728,400)	(2,230,560)

Cash flows provided by financing activities	9,211,156	10,732,389

Net (decrease) increase in cash and cash equivalents	(70,633,773)	1,928,636

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	242,327	67,111
Increase in other receivables by sale of fixed assets
Increase in fixed assets by increase in other liabilities
Increase in interest related companies by a decrease in permanent investments	37,764,000
Repayment of financial loans through issue of stock by exercise of conversion right	2,767,494	156,269
Complementary information
Interest paid	2,201,335	2,630,802
Income tax expense paid	603,014	1,721,444

The accompanying notes and schedules are an integral part of the consolidated financial statements

Eduardo S. Elsztain

        Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

and Subsidiaries

Notes to the Consolidated Financial Statements

Corresponding to the three-month periods beginning on July 1, 2007 and 2006 and ended on September 30, 2007 and 2006

NOTE 1:	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of the unifying accounting standards aproved by the Comisión Nacional de Valores (C.N.V.), which require that consolidated Financial Statements be presented as established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.), the Balance Sheet as of September 30, 2007 and 2006 and the Statements of Income and the Statements of Cash Flows for the three-month periods ended on those dates were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares (see Note 1.b to the basic financial statements).

Since December 31, 2006, Cresud S.A. has stopped the application of the proportional consolidation method with Cactus Argentina S.A. (Cactus), due to the reduction of the interest in Cactus from 50% to 24% (see Note 12.c of the basic financial statements).

The financial statements of the subsidiary companies Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A. and Agropecuaria Cervera S.A. as of September 30, 2007 and 2006 have been used in order to determine the investment at its equity value and line by line consolidation.

For purposes of comparability, certain reclassifications have been made on the information as of June 30, 2007 and September 30, 2006.

These Financial Statements and the corresponding notes and schedules are presented in Argentine Pesos.

NOTE 2:	CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	CRESUD PERCENTAGE OF VOTING SHARES OWNED	CONSOLIDATED PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99	99.99
Futuros y Opciones.Com S.A.	70.00	70.00
Agropecuaria Cervera S.A.	90.00	99.99	(*)

(*)	Includes Interests in Participations of Inversiones Ganaderas S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2.a of the basic financial statements.

High relevant valuation and disclosure criteria applied in preparing the financial statements of Agropecuaria Cervera S.A. (ACER) and not explained in the valuation criteria note of the holding company are as follows:

Valuation criteria – fixed assets

The tree plantations included in the caption have been valued at replacement cost in accordance with the Tree Plantation Increase Report made on December 2003 by a forestry expert at the request of ACER previous shareholders.

ACER former board of directors based on such report as well as on own estimates accepted the value of Ps. 4,320,000 and recorded an equal amount in retained earnings in shareholders equity.

The current ACER management has reclassified such asset as Fixed Asset on the basis of its destination of use.

Other considerations – concessions granted

Among other goods and rights ACER has the concession planning an execution of an integral development project including: biological, economical and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under resolution No. 190/99 and bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ACER.

Among other obligations ACER has to invest Ps. 16 million in agriculture, cattle farming, hydraulic resources, continuing education, forestry development, forest planting, fauna, natural reserve and eco-tourism, and has to pay an annual US$ 60,000 cannon to the province of Salta to be paid as from the 20th year as from the commencement of the concession.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE  4: Details of consolidated balance sheet and consolidated statement of income accounts

As of September 30, 2007 and 2006, and as of June 30, 2007, the principal items of the financial statements are as follow:

a.	Cash and banks

	September 30, 2007 Pesos	June 30, 2007 Pesos	September 30, 2006 Pesos
Cash	39,459	75,085	45,700
Foreign currency (Schedule G)	8,000	4,137	80,736
Local currency checking account	4,220,350	7,258,440	500,926
Foreign currency checking account (Schedule G)	4,721,291	39,189,438	87,173
Local currency saving account	34,586	49,708	21,627
Foreign currency saving account (Schedule G)	512,072	4,360	33,880
Checks to be deposited	421,483	349,476	250,271

	9,957,241	46,930,644	1,020,313

b.	Investments and Goodwill

	September 30, 2007 Pesos	June 30, 2007 Pesos	September 30, 2006 Pesos
Investment
Investment (Schedules C and G)	5,684,184	39,841,438	33,752,658

	5,684,184	39,841,438	33,752,658

Investment
Investment from related companies (Note 12 and schedule C)	665,751,153	503,860,500	475,074,963

	665,751,153	503,860,500	475,074,963

Other investments
Other investments (Schedules C and G)	352,260	37,468,260	37,268,716

	352,260	37,468,260	37,268,716

Goodwill
Goodwill (Schedule C)	(121,943,146)	(67,306,386)	(75,222,927)

	(121,943,146)	(67,306,386)	(75,222,927)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

c.	Trade accounts receivable

	September 30, 2007 Pesos	June 30, 2007 Pesos	September 30, 2006 Pesos
Current
Accounts receivable in local currency	20,386,038	36,594,225	12,988,335
Less:
Allowance for doubtful accounts (Schedule E)	(353,126)	(372,359)	(372,359)
Accounts receivable in foreign currency (Schedule G)	1,583,889	638,020	30,322
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	923,140	1,069.777	288
Comercializadora los Altos S.A. (Ex-Alto City.Com S.A.)	—	933	—

	22,539,941	37,930,596	12,646,586

d.	Other receivables

	September 30, 2007 Pesos	June 30, 2007 Pesos	September 30, 2006 Pesos
Current
Prepaid leases	15,469,334	6,434,233	10,878,393
Income tax prepayments and tax credit (net of accrual for income tax)	10,351,869	10,276,688	6,180,167
Guarantee deposits and premiums (Schedule G)	8,128,006	2,805,415	1,413,306
Secured by mortgage (Schedule G)	6,921,671	6,995,220	2,780,848
Prepaid expenses	202,364	193,568	168,931
Gross sales tax credit	—	14,086	5,876
Other tax credit	225,902	249,905	—
Tax prepayments	11,256,986	7,083,007	3,516,627
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	5,512,551	4,266,771	193,268
IRSA Inversiones y Representaciones S.A. (Schedule G)	—	106,903	3,608
Agro-Uranga S.A.	—	511,221	1,803,854
BrasilAgro – Companhia Brasileira de Propiedades Agrícolas	30,537	30,537	593,313
Credits to employees	202,396	225,994	82,769
Directors	3,877	735	6,066
Others (Schedule G)	1,015,624	417,587	596,981

	59,321,117	39,611,870	28,224,007

Non-current
Prepaid leases	179	179	118,495
Income tax prepayments and others	18,785,959	19,966,998	25,738,067
Secured by mortgage (Schedule G)	11,123,438	13,097,871	6,127,975
Tax on minimum presumed income	8,909,859	7,750,517	3,515,175
Valued Added Tax credit	2,327,377	1,636,291	—
Deferred tax	714,426	538,473	147,893
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A. (Schedule G)	2,006	4,100	6,919
Alto Palermo S.A. (Schedule G)	70,215	178,341	484,330
IRSA Inversiones y Representaciones S.A. (Schedule G)	14,043	41,117	117,623
Others (Schedule G)	12,908	22,673	93,245

	41,960,410	43,236,560	36,349,722

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

e.	Inventories

	September 30, 2007 Pesos	June 30, 2007 Pesos	September 30, 2006 Pesos
Current
Beef cattle	11,433,903	11,130,777	10,007,494
Crops	26,231,584	30,866,271	3,974,071
Unharvested crops	7,090,301	2,673,752	6,120,358
Seeds and fodder	1,489,767	2,250,776	703,224
Materials and others	9,515,672	5,538,713	7,739,956
Advances to suppliers	—	—	337,361

	55,761,227	52,460,289	28,882,464

Non-Current
Beef cattle	63,250,421	68,345,438	60,434,122

	63,250,421	68,345,438	60,434,122

f.	Trade accounts payable

	September 30, 2007 Pesos	June 30, 2007 Pesos	September 30, 2006 Pesos
Current
Suppliers in local currency	2,381,106	1,021,578	8,405,101
Suppliers in foreign currency (Schedule G) (1)	18,916,171	13,233,514	7,482,169
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolivar S.A.	40,106	40,508	12,960
Alto City.Com S.A.	—	—	298
Alto Palermo S.A.	1,772,646	1,075,643	523,174
IRSA Inversiones y Representaciones S.A.	130,265	124,752	—
Cactus Argentina S.A.	389,245	669,346	269,094
Estudio Zang, Bergel & Viñes	44,799	328,551	27,384
Fundación IRSA	1,800,000	1,800,000	2,200,000
Cactus Feeders Inc.	—	—	141
Accrual for other expenses (Schedule G)	18,574,797	11,478,248	8,400,602
Accrual for harvest expenses	—	1,163,711	—

	44,049,135	30,935,851	27,320,923

Non-Current
Accrual for other expenses (Schedule G)	11,034	246,231	691,900

	11,034	246,231	691,900

(1)	As of September 30, 2007 includes US$ 1,449,726 from the acquisition of farm “San Pedro” corresponding to suppliers in foreign currency secured by mortgage. See Note 11 to the basic financial statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

g.	Loans

	September 30, 2007 Pesos	June 30, 2007 Pesos	September 30, 2006 Pesos
Current
Local financial loans (Note 16 and schedule G)	122,455,684	114,005,729	76,939,516
Convertible Notes 2007 Interest payable (Schedule G)	178,059	85,460	984,885
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	—	—	1,435,153
Directors	5,022	3,148	3,222
Convertible Notes 2007 expenses	(2,872)	(12,742)	—
Convertible Notes 2007 (Schedule G)	5,951,991	8,563,979	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	105,840	104,160	—

	128,693,724	122,749,734	79,362,776

Non-Current
Foreign financial loans (Notes 16, 18 and schedule G)	25,200,000	24,744,000	23,900,800
Convertible Notes 2007 third parties (Schedule G)	—	—	31,884,763
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	—	—	46,461,793
Directors	—	—	104,294
Convertible Notes 2007 expenses	—	—	(343,919)

	25,200,000	24,744,000	102,007,731

h.	Salaries and social security payable

	September 30, 2007 Pesos	June 30, 2007 Pesos	September 30, 2006 Pesos
Current
Accrual for vacation and statutory annual bonus	1,752,826	3,775,108	870,802
Social security taxes payable	858,306	88,647	637,875
Salaries payable	56,768	277	189,764
Health care payable	338,440	32,694	16,444
Others	2,855	322,394	31,640

	3,009,195	4,219,120	1,746,525

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

i.	Taxes payable

	September 30, 2007 Pesos	June 30, 2007 Pesos	September 30, 2006 Pesos
Current
Accrual for income tax	—	—	33,276
Tax on minimum presumed income	6,695,477	5,503,470	3,431,074
Value added tax	—	219,776	114,053
Property tax payable	—	230,361	271,889
Taxes withheld Income tax	812,973	518,641	507,913
Gross sales tax payable	75,293	193,103	35,512
Taxes withheld-Gross sales tax payable	—	937	40
Taxes withheld-Value added tax payable	13,358	20,270	109,228
Others	968,631	12,486	450,839

	8,565,732	6,699,044	4,953,824

Non-current
Deferred income tax	47,801,186	51,312,237	40,994,784
Tax on minimum presumed income	—	—	1,106

	47,801,186	51,312,237	40,995,890

j.	Other debts

	September 30, 2007 Pesos	June 30, 2007 Pesos	September 30, 2006 Pesos
Current
Management fees accrual	704,444	2,817,997	3,288,413
Loan to FYO minority shareholders	134,196	134,196	134,196
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	98,400	81,600	63,000
Cactus Feeders Inc.	—	—	15,791
Others	54,164	54,164	29,744

	991,204	3,087,957	3,531,144

Non-current
Other income to be accrued	334,009	347,549	433,309
Guarantee deposit	—	—	1,000

	334,009	347,549	434,309

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:

a) Assets based on their estimated collection term (in Pesos)

Based on their estimated collection term	Current and non-current Investment			Trade accounts receivable			Other receivables
	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006
2nd quarter 2007/2006 financial period	—	—	1,150,549	—	—	12,646,586	—	—	8,808,217
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	1,032,380
4th quarter 2007/2006 financial period	—	—	—	—	—	—	—	—	829,587
1st quarter 2008/2007 financial period	—	—	—	—	37,930,596	—	—	17,675,316	2,714,031
2nd quarter 2008/2007 financial period	—	379,408	37,247,999	22,539,941	—	—	21,600,354	3,822,775	5,712
3rd quarter 2008/2007 financial period	—	—	—	—	—	—	6,461,419	1,422,981	436,191
4th quarter 2008/2007 financial period	—	—	—	—	—	—	5,731,999	4,703,416	5,713
1st quarter 2009/2008 financial period	—	—	—	—	—	—	4,072,284	2,178,303	2,186,151
4th quarter 2009/2008 financial period	—	—	—	—	—	—	3,779,689	3,710,415	—
1st quarter 2010/2009 financial period	—	—	—	—	—	—	1,782,030	1,749,369	1,755,672
4th quarter 2010/2009 financial period	—	—	—	—	—	—	3,779,689	3,710,415	—
1st quarter 2011/2010 financial period	—	—	—	—	—	—	1,782,030	1,749,369	1,755,673
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	5,684,184	39,462,030	32,602,109	—	—	—	21,455,061	11,987,382	14,839,792
With no stated non-current term	352,260	37,468,260	20,717	—	—	—	30,836,972	30,138,689	30,204,610

Total	6,036,444	77,309,698	71,021,374	22,539,941	37,930,596	12,646,586	101,281,527	82,848,430	64,573,729

b) Assets classified according to their interest rate (in Pesos)

Interest rate that they accrue	Current and non-current Investment			Trade accounts receivable			Other receivables
	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006
At fixed interest rate	—	37,116,000	37,247,999	—	—	—	22,705,301	23,995,134	9,121,259
At variable interest rate	5,684,184	39,462,030	32,602,109	—	—	—	—	—	7,038,016
Non-interest bearing	352,260	731,668	1,171,266	22,539,941	37,930,596	12,646,586	78,576,226	58,853,296	48,414,454

Total	6,036,444	77,309,698	71,021,374	22,539,941	37,930,596	12,646,586	101,281,527	82,848,430	64,573,729

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5 (Continued):

a) Liabilities based on their estimated payment term (in Pesos)

Base don their estimated payment term	Trade accounts payable			Loans			Salaries and social security payable
	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006
1st quarter 2007/2006	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006	—	—	27,189,841	—	—	351,217	—	—	1,468,329
3rd quarter 2007/2006	—	—	—	—	—	15,763,224	—	—	47,152
4th quarter 2007/2006	—	—	—	—	—	—	—	—	—
1st quarter 2008/2007	—	30,935,851	—	—	15,298,547	—	2,504,801	3,502,650	231,044
2nd quarter 2008/2007	44,049,135	—	—	8,558,359	10,618,597	78,106,931	504,394	716,470	—
3rd quarter 2008/2007	—	—	—	9,909,675	—	—	—	—	—
4th quarter 2008/2007	—	—	—	10,837,627	—	—	—	—	—
1st quarter 2009/2008	—	—	—	3,815,532	—	—	—	—	—
2nd quarter 2009/2008	—	—	—	25,200,000	24,744,000	23,900,800	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	131,082	95,572,531	96,832,590	63,248,335	—	—	—
With no stated non-current term	11,034	246,231	691,900	—	—	—	—	—	—

Total	44,060,169	31,182,082	28,012,823	153,893,724	147,493,734	181,370,507	3,009,195	4,219,120	1,746,525

Base don their estimated payment term	Taxes payable			Other debts			Provisions
	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006
1st quarter 2007/2006	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006	—	—	4,953,478	—	—	20,641	—	—	—
3rd quarter 2007/2006	—	—	—	—	—	69,366	—	—	—
4th quarter 2007/2006	—	—	346	—	—	3,291,422	—	—	—
1st quarter 2008/2007	—	6,590,222	—	—	2,913,138	15,520	—	—	—
2nd quarter 2008/2007	7,601,215	108,822	—	816,385	13,541	—	—	—	—
3rd quarter 2008/2007	—	—	—	13,541	13,541	—	—	—	—
4th quarter 2008/2007	964,517	—	—	13,541	13,541	—	—	—	—
1st quarter 2009/2008	—	—	—	13,541	—	—	—	—	—
2nd quarter 2009/2008	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	134,196	134,196	134,195	—	—	—
With no stated non-current term	47,801,186	51,312,237	40,995,890	334,009	347,549	434,309	1,752,101	1,747,606	512,930

Total	56,366,918	58,011,281	45,949,714	1,325,213	3,435,506	3,965,453	1,752,101	1,747,606	512,930

b) Liabilities classified according to their interest rate (in Pesos)
Interest in rate that they accrue	Trade accounts payable			Loans			Salaries and social security payable
	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006
At fixed interest rate	4,892,518	4,484,003	4,499,950	153,710,643	147,405,126	179,291,166	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	39,167,651	26,698,079	23,512,873	183,081	88,608	2,079,341	3,009,195	4,219,120	1,746,525

Total	44,060,169	31,182,082	28,012,823	153,893,724	147,493,734	181,370,507	3,009,195	4,219,120	1,746,525

Interest in rate that they accrue	Taxes payable			Other debts			Provisions
	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006
At fixed interest rate		—	—		—	—		—	—
At variable interest rate		—	—		13,541	—		—	—
Non-interest bearing	56,366,918	58,011,281	45,949,714	1,325,213	3,421,965	3,965,453	1,752,101	1,747,606	512,930

Total	56,366,918	58,011,281	45,949,714	1,325,213	3,435,506	3,965,453	1,752,101	1,747,606	512,930

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 6:	EARNINGS PER SHARE

Following is conciliation between the average appraised ordinary stock in circulation and the average appraised diluted ordinary stock. The last one has been determined considering the possibility that the bearers of convertible notes into company's ordinary stock for up to an amount of US$ 50,000,000 mentioned in Note 13 to the basic financial statements, exercise their right to convert into stock the titles they bear.

	September 30, 2007	September 30, 2006
Average appraised stock in circulation	310,012,653	220,608,958
Average appraised diluted ordinary stock	321,214,392	321,214,392

	September 30, 2007	September 30, 2006
Earnings for the calculation of basic earnings per share	(12,602,410)	1,926,977
Exchange differences	—	455,835
Financing expenses	—	1,602,252
Income tax	—	(671,810)
Management fees	—	(138,628)
Earnings for the calculation of diluted earnings per share	(12,602,410)	3,174,626

BASIC Earnings per share	September 30, 2007	September 30, 2006
Earnings	(12,602,410)	1,926,977
Number of shares	310,012,653	220,608,958
Earnings per share	(0.04)	0.01

DILUTED Earnings per share	September 30, 2007	September 30, 2006
Earnings	(12,602,410)	3,174,626
Number of shares	321,214,392	321,214,392
Earnings per share (i)	(0.04)	0.01

(i)	The computation of diluted net income per share for the three-month period ended September 30, 2007 excluded potential common shares because the effect of their inclusion would be anti-dilutive, or would increase the reported net income per share.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 7:	SEGMENT INFORMATION

As of September 30, 2007:

Description	Crops Pesos	Beef Cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Without specific allocation Pesos	Total Pesos
Sales	18,554,889	11,834,626	4,112,227	—	3,762,964	—	38,264,706
Assets	221,871,134	155,098,784	46,339,993	12,324,426	10,609,283	(1) 631,767,648	1,078,011,268
Liabilities	21,597,711	3,045,688	612,432	389,245	341,044	234,421,200	260,407,320
Fixed asset additions (transfers)	4,590,610	1,835,557	203,645	—	674,726	56,770	7,361,308
Depreciation of fixed assets	654,880	308,930	37,272	—	37,108	150,441	1,188,631
Income from related parties	404,879	2,648	50,316	61,349	—	(5,790,226)	(5,271,034)

(1)	Includes invetsment in BrasilAgro and IRSA. See Schedule C.

As of September 30, 2006:

Description	Crops Pesos	Beef Cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Without specific allocation Pesos	Total Pesos
Sales	8,439,086	10,536,204	2,062,205	1,309,711	1,014,809	—	23,362,015
Assets	137,080,203	146,902,859	19,893,287	4,230,726	5,514,584	(2) 579,903,208	893,524,867
Liabilities	8,144,995	800,680	33,321	1,496,570	3,443,116	247,639,270	261,557,952
Fixed asset additions	705,113	3,692,942	140,655	29,975	(40,134)	3,457,696	7,986,247
Depreciation of fixed assets	528,770	351,802	126,812	75,460	18,005	201,780	1,302,629
Income from related parties	48,211	395	9,315	—	—	6,713,405	6,771,326

(2)	Includes invetsment in BrasilAgro and IRSA. See Schedule C.

NOTE 8:	“EXAGRIND S.A. – ESTANCIA SAN RAFAEL AGAINST TALI SUMAJ AND OTHER DAMAGES AND LOSSES” LAWSUIT

Exagrind S.A. has filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) on claims for damages and losses produced by a fire in Estancia San Rafael, which is close to Tali Sumaj, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,914,600 at the date the claim was filed.

In turn, IGSA filed an extraordinary appeal with the High Court of the Province of Catamarca, requesting to be given the remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of IGSA is awaiting the decision of the High Court of the Province of Catamarca.

Additionally, in March 2007 -under the request of Exagrind S.A.- the court in charge of the case seized an inhibition of assets. This measure was lifted in June 2007 and a real estate on attachment has been accepted in replacement.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 9:	ACQUISITIONS AND SALES OF FARMS

a)	On August 21, 2007, the agreement of sale without possession for 4,974 hectares of the farm “Los Pozos" was signed. The transaction was agreed upon at US$ 1,119,217. To date, US$ 335,765 was collected. The balance has been financed. This sale will generate income for about US$ 1.03 (in millions).

b)	On September 3, 2007, a deferral of payment for US$ 1,449,726 plus US$ 103,454 in interest was signed for the purchase of the establishment “San Pedro”. The new payment date is September 1, 2008 accruing interest at 7% per annum on unpaid balance.

NOTE 10:	RESTRICTED ASSETS

In agreement with Note 8 to the consolidated financial statements, on June 4, 2007 a pre-judgement attachment was seized on the “Tali Sumaj” land owned by IGSA in substitution for a more burdensome measure that had been previously ordered.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Intangible Assets

Corresponding to the three-month periods beginning as from July 1, 2007 and 2006 and ended on September 30, 2007 and 2006

(Notes 1, 2, and 3)

Schedule A

Principal Account	Value at the beginning of the year Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of the period/year Pesos	Depreciation					Net carrying value as of September 30, 2007 Pesos	Net carrying value as of June 30, 2007 Pesos	Net carrying value as of September 30, 2006 Pesos
					Rate %	Accumulated at the beginning of the year Pesos	Decrease of the period/year Pesos	Current period/ year Pesos	Accumulated at the end of the period/year Pesos

Real estate	165,705,340	25,330	—	165,730,670	—	—	—	—	—	165,730,670	165,705,340	155,053,376
Wire fences	7,039,919	—	—	7,039,919	3	1,282,469	—	56,436	1,338,905	5,701,014	5,757,450	3,495,484
Watering troughs	4,984,248	—	—	4,984,248	5	1,324,441	—	57,288	1,381,729	3,602,519	3,659,807	2,708,355
Alfalfa fields and meadows	3,710,750	—	—	3,710,750	12-25-50	1,982,775	—	141,700	2,124,475	1,586,275	1,727,975	1,649,463
Buildings and constructions	30,813,628	—	—	30,813,628	2	3,028,874	—	160,372	3,189,246	27,624,382	27,784,754	27,264,108
Machinery	11,287,083	179,306	—	11,466,389	10	7,752,898	—	191,332	7,944,230	3,522,159	3,534,185	3,782,234
Vehicles	2,432,123	14,215	—	2,446,338	20	1,380,273	—	87,120	1,467,393	978,945	1,051,850	1,061,843
Tools	210,421	1,200	—	211,621	10	162,242	—	2,679	164,921	46,700	48,179	43,505
Furniture and equipment	1,240,115	19,912	—	1,260,027	10	913,828	—	22,693	936,521	323,506	326,287	372,608
Corral and leading lanes	944,420	14,865	—	959,285	3	175,296	—	7,532	182,828	776,457	769,124	740,200
Roads	2,185,824	—	—	2,185,824	10	816,673	—	44,664	861,337	1,324,487	1,369,151	1,224,860
Facilities	13,745,648	25,035	1,322	13,769,361	10-20-33	6,765,779	264	270,049	7,035,564	6,733,797	6,979,869	6,532,907
Computer equipment	2,551,108	42,356	3,495	2,589,969	20	1,444,381	2,896	128,143	1,569,628	1,020,341	1,106,727	611,926
Silo plants	1,277,416	—	—	1,277,416	5	464,374	—	18,623	482,997	794,419	813,042	675,133
Feed Lot	—	—	—	—	—	—	—	—	—	—	—	2,232,091
Constructions in progress	8,746,010	3,049,332	—	11,795,342	—	—	—	—	—	11,795,342	8,746,010	12,800,431
Advances to suppliers	295,767	747,591	295,767	747,591	—	—	—	—	—	747,591	295,767	281,809
Forest Products- Posts	109,157	52,300	—	161,457	—	—	—	—	—	161,457	109,157	70,383
Forest Products raw materials	4,320,000	—	—	4,320,000	—	—	—	—	—	4,320,000	4,320,000	4,320,000
Improvements in third parties buildings	11,834,652	3,189,866	—	15,024,518	—	19,765	—	—	19,765	15,004,753	11,814,887	6,591,881

Total as of September 30, 2007	273,433,629	7,361,308	300,584	280,494,353		27,514,068	3,160	1,188,631	28,699,539	251,794,814

Total as of June 30, 2007	246,383,511	50,575,370	23,525,252	273,433,629		23,895,844	714,898	4,333,122	27,514,068		245,919,561

Total as of September 30, 2006	250,304,416	8,090,640	150,567	258,244,489		25,528,904	99,641	1,302,629	26,731,892			231,512,597

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Intangible Assets

Corresponding to the three-month periods beginning as from July 1, 2007 and 2006 and ended on September 30, 2007 and 2006

(Notes 1, 2, and 3)

Schedule B

Principal Account	Value at the beginning of the year Pesos	Additions of the year/period Pesos	Value at the end of the year/period Pesos	Amortization				Net carrying value as of September 30, 2007 Pesos	Net carrying value as of June 30, 2007 Pesos	Net Carrying value as of September 30, 2006 Pesos
				Accumulated at the beginning of the year Pesos	Current period		Accumulated at the end of the year/period Pesos
					Rate %	Amount Pesos
Concessions received	23,581,646	—	23,581,646	—		—	—	23,581,646	23,581,646	23,581,646
Development expenditures	1,410,368	—	1,410,368	1,410,368	33.33	—	1,410,368	—	—	—
Organization expenses	448,818	—	448,818	448,818		—	448,818	—	—	—
Brands and patents	18,938	—	18,938	18,938		—	18,938	—	—

Total as of September 30, 2007	25,459,770	—	25,459,770	1,878,124		—	1,878,124	23,581,646

Total as of June 30, 2007	25,459,770	—	25,459,770	1,878,124		—	1,878,124		23,581,646

Total as of September 30, 2006	25,459,770	—	25,459,770	1,878,124		—	1,878,124			23,581,646

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

Corresponding to the three-month periods beginning as from July 1, 2007 and 2006 and ended on September 30, 2007 and 2006

(Notes 1, 2, and 3)

Schedule C

Type and characteristics of the securities	Amount	Value as of September 30, 2007 Pesos	Value as of June 30, 2007 Pesos	Value as of September 30, 2006 Pesos	Market value Pesos	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
							Capital Pesos	Income for the period Pesos	Shareholders’ Equity Pesos
Current Investments
Mutual Funds
Bony Hamilton Fund in dollars	580,656	1,805,840	37,946,618	26,454,800	3.110000
Banco Río Special Fund in pesos		2,847,007	366,599	1,647,934

		4,652,847	38,313,217	28,102,734

Bonds and Convertible Notes
Interest on IRSA Convertible Notes 2007 (US$)
Subsidiaries, related companies Law No, 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S,A,		—	379,408	1,150,549
Global 2010 Bonds	110,000	116,315	120,899	101,061	1.057409
Bocon Pro 1	157,647	630	630	630	0.003996
Nobacs		—	—	3,011,392
Mortgage Bonds	909,852	914,392	1,027,284	1,203,653	1.004990

		1,031,337	1,528,221	5,467,285

Deposits in foreign banks in dollars		—	—	182,639

		—	—	182,639

Total current investments		5,684,184	39,841,438	33,752,658

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

Corresponding to the three-month periods beginning as from July 1, 2007 and 2006 and ended on September 30, 2007 and 2006

(Notes 1, 2, and 3)

Schedule C (Cont.)

Type and characteristics of the securities	Amount	Value as of September 30, 2007 Pesos	Value as of June 30, 2007 Pesos	Value as of September 30, 2006 Pesos	Market value Pesos	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
							Capital Pesos	Income for the period Pesos	Shareholders’ Equity Pesos
Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Agro-Uranga S.A.					Unlisted	Agriculture	2,500,000	1,281,655	20,585,289
Shares	893,069	7,353,634	6,895,791	3,698,904
Contribution on account of future subscriptions of shares		—	—	7,865
Higher property value		11,179,150	11,179,150	11,179,150
		18,532,784	18,074,941	14,885,919
CACTUS ARGENTINA S.A.					Unlisted	Explotation and Administration of Agriculture and beef products	18,071,563	255,621	24,528,038
Shares	4,337,175	5,886,729	5,825,380	—
		5,886,729	5,825,380	—
IRSA Inversiones y Representaciones S.A.
Shares (Note 14)	175,938,795	568,838,723	411,903,577	400,149,089	5.06000	Real Estate	551,779,869	(30,025,419)	1,783,994,039
		568,838,723	411,903,577	400,149,089
BrasilAgro – Companhia Brasileira de Propiedades Agrícolas Shares	43,205	72,492,917	68,056,602	60,039,955		Agriculture and Real Estate	875,381,000	7,569,000	980,219,000
		72,492,917	68,056,602	60,039,955
		665,751,153	503,860,500	475,074,963
Other Investments
IRSA Convertible Notes 2007 (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		—	37,116,000	37,247,999
Coprolán		20,717	20,717	20,717	Unlisted
Exportaciones Agroindustriales Argentinas S.A.		241,556	241,556	—
Mercado a Termino de Buenos Aires		89,987	89,987	—
		352,260	37,468,260	37,268,716
Goodwill
IRSA Inversiones y Representaciones S.A. negative goodwill		(121,943,146)	(67,306,386)	(75,222,927)
		(121,943,146)	(67,306,386)	(75,222,927)
Total non-current investments		544,160,267	474,022,374	437,120,752

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Allowances and Provisions

Corresponding to the three-month periods beginning on July 1, 2007 and 2006 and ended on September 30, 2007 and 2006

(Notes 1, 2, and 3)

Schedule E

Item	Balances at the beginning of the year Pesos	Increases (1) Pesos	Decreases (1) Pesos	Applications Pesos	Value as of September 30, 2007 Pesos	Value as of June 30, 2007 Pesos	Value as of September 30, 2006 Pesos
Deducted from assets
Allowance for doubtful accounts	372,359		(19,233)	—	353,126	372,359	372,359

Included in liabilities
Non-current law contingencies for pending lawsuits	1,747,606	4,495	—	—	1,752,101	1,747,606	512,930
Total as of September 30, 2007	2,119,965	4,495	(19,233)	—	2,105,227
Total as of June 30, 2007	444,173	1,702,390	(24,127)	(2,471)		2,119,965
Total as of September 30, 2006	558,723	353,164	(24,127)	(2,471)			885,289

(1)	Included in other income and expenses in the statement of income.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of Sales

Corresponding to the three-month periods beginning as from July 1, 2007 and 2006 and ended on September 30, 2007 and 2006

(Notes 1, 2, and 3)

Schedule F.1

	Crops		Beef cattle		Milk
	September 30, 2007 Pesos	September 30, 2006 Pesos	September 30, 2007 Pesos	September 30, 2006 Pesos	September 30, 2007 Pesos	September 30, 2006 Pesos
Inventories at the beginning of the year

Beef cattle	—	—	68,306,890	64,236,404	—	—

Crops	30,866,271	10,550,495	—	—	—	—

Seeds and fodder	360,162	478,313	—	—	—	—

Materials and others	—	—	—	—	—	—

	31,226,433	11,028,808	68,306,890	64,236,404	—	—

Holding gain - Beef cattle	—	—	545,227	952,384	—	—

Holding gain - Crops	6,776,663	722,475	—	—	—

Production	3,075,018	597,946	3,886,878	3,478,768	4,112,227	2,062,205

Gain (loss) on commodities market	—	—	—	—	—	—

Transfer of inventories to expenses	—	—	—	—	—	—
Transfer to fixed assets and inventories	—	—	—	—	—	—
Transfer of unharvested crops to expenses	(1,593,789)	(1,496,929)	(19,177)	(940)	—	—

Recovery of inventories	—	—	—	89,717	—	—

Purchases	5,135,162	1,095,014	817,982	2,580,513	—	—

Operating expenses (Schedule H)	—	—	—	—	—	—

Less:	—		—		—
Inventories at the end of the period	—				—

Beef cattle		—	(62,819,332)	(61,054,655)	—	—

Crops	(26,231,584)	(3,974,071)	—	—	—	—

Seeds and fodder	(372,297)	(556,844)	—	—	—	—

Materials and others	—	—	—	—	—	—

Cost of Sales	18,015,606	7,416,399	10,718,468	10,282,191	4,112,227	2,062,205

	Feed Lot		Others		Total
	September 30, 2007 Pesos	September 30, 2006 Pesos	September 30, 2007 Pesos	September 30, 2006 Pesos	September 30, 2007 Pesos		September 30, 2006 Pesos
Inventories at the beginning of the year

Beef cattle	—	—		—	68,306,890		64,236,404

Crops	—	—		—	30,866,271		10,550,495

Seeds and fodder	—	—		—	360,162		478,313

Materials and others	—	150,085	1,231,476	273,377	1,231,476		423,462

	—	150,085	1,231,476	273,377		100,764,799		75,688,674

Holding gain - Beef cattle	—	11,000	—	—		545,227		963,384

Holding gain - Crops	—		—	—		6,776,663		722,475

Production	—		—	—		11,074,123		6,138,919

Gain (loss) on commodities market	—	(3,349)	—	—		—		(3,349)

Transfer of inventories to expenses	—	(456,533)	—	(24,006)		—		(480,539)
Transfer to fixed assets and inventories	—	—	(186,123)	(67,111)		(186,123)		(67,111)
Transfer of unharvested crops to expenses	—	—	(542,691)	(130,249)		(2,155,657)		(1,628,118)

Recovery of inventories	—	—	—	—		—		89,717

Purchases	—	1,231,219	1,444,963	238,251		7,398,107		5,144,997

Operating expenses (Schedule H)	—	200,841	1,467,163	795,709		1,467,163		996,550

Less:	—		—
Inventories at the end of the period	—		—

Beef cattle	—	—	—	—	(62,819,332)		(61,054,655)

Crops	—	—	—	—	(26,231,584)		(3,974,071)

Seeds and fodder	—	—	—	—	(372,297)		(556,844)

Materials and others	—	(55,000)	(1,021,534)	(258,495)	(1,021,534)	(90,444,747)	(313,495)	(65,899,065)

Cost of Sales	—	1,078,263	2,393,254	827,476		35,239,555		21,666,534

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of Production

Corresponding to the three-month periods beginning as from July 1, 2007 and 2006 and ended on September 30, 2007 and 2006

(Notes 1, 2, and 3)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	September 30, 2007 Pesos	September 30, 2006 Pesos	September 30, 2007 Pesos	September 30, 2006 Pesos	September 30, 2007 Pesos	September 30, 2006 Pesos	September 30, 2007 Pesos		September 30, 2006 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	55,946	—	11,113,378	9,389,631	11,169,324		9,389,631
Unharvested crops	2,673,752	1,662,592	—	—	—	—	2,673,752		1,662,592
Seeds and fodder	—	—	1,336,519	168,766	554,095	123,568	1,890,614		292,334
Materials and others	3,680,316	4,142,815	465,981	—	160,940	119,865	4,307,237		4,262,680

	6,354,068	5,805,407	1,858,446	168,766	11,828,413	9,633,064		20,040,927		15,607,237
Holding gain (loss)	—	—	—	—	(31,076)	(8,077)		(31,076)		(8,077)
Holding gain - Crops	519,172	—	134	—	—	—		519,306		—
Transfer of inventories to expenses	—	—	(6,495)	456,533	—	—		(6,495)		456,533
Production		—	113,361		132,716			246,077
Transfer to fixed assets and inventories	(56,204)	—	—	—	—	—		(56,204)		—
Transfer of unharvested crops to expenses	(3,716,061)	(3,319,132)	(1,249,930)	(172,129)	(1,332,584)	(465,920)		(6,298,575)		(3,957,181)
Recovery of inventories	—	—	—	—	—	(89,717)		—		(89,717)
Purchases	11,838,365	10,072,839	343,630	—	1,964,782	767,032		14,146,777		10,839,871
Operating expenses (Schedule H)	4,183,664	1,860,535	5,731,603	3,947,979	2,996,828	2,094,869		12,912,095		7,903,383
Less:
Inventories at the end of the period
Beef cattle	—	—	(49,492)	—	(11,815,500)	(9,386,961)	(11,864,992)		(9,386,961)
Unharvested crops	(7,090,301)	(6,120,358)	—	—	—	—	(7,090,301)		(6,120,358)
Seeds and fodder	—	—	(570,288)	(2,890)	(547,182)	(143,490)	(1,117,470)		(146,380)
Materials and others	(7,839,263)	(7,238,730)	(510,485)	—	(144,390)	(187,731)	(8,494,138)	(28,566,901)	(7,426,461)	(23,080,160)

Cost of Production	4,193,440	1,060,561	5,660,484	4,398,259	3,052,007	2,213,069		12,905,931		7,671,889

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Foreign currency assets and liabilities

Corresponding to the three-month periods beginning as from July 1, 2007 and 2006 and ended on September 30, 2007 and 2006

(Notes 1, 2, and 3)	Schedule G

Item	September 30, 2007				June 30, 2007			September 30, 2006
	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks in dollars	US$	1,684,154	3.110	5,237,720	US$	12,837,960	39,194,292	US$	65,640	201,120
Cash and banks in brazilian reais	Rs	2,584	1.410	3,643	Rs	2,584	3,643	Rs	498	669
Investments:
Mutual funds	US$	580,656	3.110	1,805,840	US$	12,429,289	37,946,618	US$	8,634,073	26,454,800
Interest of IRSA Convertible Notes 2007		—		—	US$	122,667	379,408		—	—
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.		—		—		—	—	US$	370,667	1,150,549
Deposits in foreign banks		—		—		—	—	US$	59,608	182,639
Trade accounts receivable:
Trade accounts receivable	US$	509,289	3.110	1,583,889	US$	208,981	638,020	US$	9,896	30,322
Other receivables:
Secured by mortgages	US$	2,225,618	3.110	6,921,671	US$	2,291,261	6,995,220	US$	907,587	2,780,848
Guarantee deposits	US$	2,613,507	3.110	8,128,006	US$	918,904	2,805,415	US$	461,262	1,413,306
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Cactus Argentina S.A.		—		—		—	—	US$	3,184	9,884
IRSA Inversiones y Representaciones S.A.		—		—	US$	34,563	106,903
Others	US$	17,514	3.150	55,169	US$	20,000	61,860	US$	15,922	49,421

Non current assets
Other receivables
Secured by mortgages	US$	3,576,668	3.110	11,123,438	US$	4,290,164	13,097,871	US$	1,999,992	6,127,975
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Alto Palermo S.A.	US$	22,290	3.150	70,215	US$	57,660	178,341	US$	156,034	484,330
IRSA Inversiones y Representaciones S.A.	US$	4,458	3.150	14,043	US$	13,294	41,117	US$	37,894	117,623
Cactus	US$	637	3.150	2,006	US$	1,326	4,100
Others	US$	4,098	3.150	12,908	US$	7,330	22,673	US$	22,291	69,190
Investments:
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.		—		—	US$	12,000,000	37,116,000	US$	12,000,000	37,247,999
Total US$	US$	11,238,889		34,954,905	US$	45,233,399	138,587,838	US$	24,744,050	76,320,006
Total Rs	Rs	2,584		3,643	Rs	2,584	3,643	Rs	498	669
Total Assets				34,958,548			138,591,481			76,320,675

US$: US dollars

Rs: Brazilian Reais

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Foreign currency assets and liabilities

Corresponding to the three-month periods beginning as from July 1, 2007 and 2006 and ended on September 30, 2007 and 2006

(Notes 1, 2, and 3)

Schedule G (Cont.)

	September 30, 2007				June 30, 2007			September 30, 2006
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current liabilities
Trade accounts payable:
Suppliers	US$	6,005,134	3.150	18,916,171	US$	4,278,537	13,233,514	US$	2,410,493	7,482,169
Accrual for other expenses	US$	17,514	3.150	55,170	US$	206,984	640,202	US$	1,534,995	4,764,624
Loans:
Local banks	US$	8,534,334	3.150	26,883,153	US$	5,552,260	17,173,139	US$	4,297,669	13,339,964
Interest of Convertible Notes 2007	US$	58,121	3.150	183,081	US$	28,648	88,608	US$	780,689	2,423,260
ON Convertibles 2007	US$	1,889,521	3.150	5,951,991	US$	2,768,826	8,563,979
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Directors	US$	33,600	3.150	105,840	US$	33,676	104,160		—	—
Non-current liabilities
Trade accounts payable:
Accrual for other expenses	US$	3,503	3.150	11,034	US$	79,609	246,231	US$	222,906	691,900
Loans:
Foreign banks	US$	8,000,000	3.150	25,200,000	US$	8,000,000	24,744,000	US$	7,700,000	23,900,800
Convertible Notes 2007		—		—		—	—	US$	10,272,153	31,884,763
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders		—		—		—	—	US$	14,968,361	46,461,793
Directors		—		—		—	—	US$	33,600	104,294

Total Liabilities	US$	24,541,727		77,306,440	US$	20,948,540	64,793,833	US$	42,220,866	131,053,567

US$: US dollars

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Information in Compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the three-month periods beginning as from July 1, 2007 and 2006 and ended on September 30, 2007 and 2006.

(Notes 1, 2, and 3)	Schedule H

Items	Total as of September 30, 2007 Pesos	Operating Expenses						Expenses		Total as of September 30, 2006 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors´ fees	76,179	—	—	—	—	—	—	—	76,179	70,200
Fees and payments for services	1,471,322	227,026	27,716	107,956	49,389	—	41,965	—	1,244,296	568,205
Salaries and wages	3,710,202	2,121,015	182,745	723,796	308,481	—	905,993	20,883	1,568,304	2,965,466
Social security taxes	820,396	244,913	43,057	131,852	70,004	—	—	—	575,483	608,983
Taxes, rates and contributions	74,280	21,856	3,919	1,895	6,974	—	9,068	—	52,424	160,577
Gross sales taxes	446,383	—	—	—	—	—	—	446,383	—	295,998
Office and administrative expenses	463,411	107,525	—	—	—	—	107,525	1,700	354,186	362,421
Bank commissions and expenses	13,554	13,554	2,016	3,670	222	—	7,646	—	—	58,585
Depreciation of fixed assets	1,188,631	1,042,880	575,618	307,712	122,442	—	37,108	—	145,751	1,302,629
Vehicle and traveling expenses	316,830	192,225	40,927	109,108	14,401	—	27,789	13,047	111,558	335,250
Spare parts and repairs	581,265	580,983	69,948	349,926	154,145	—	6,964	—	282	329,275
Insurance	37,633	27,904	4,665	18,328	2,144	—	2,767	—	9,729	61,858
Benefits to Employees	185,241	99,958	11,402	59,028	14,449	—	15,079	—	85,283	176,744
Livestock expenses (1)	4,020,036	3,667,353	—	3,667,353	—	—	—	352,683	—	2,900,119
Dairy farm expenses (2)	2,214,982	2,194,513	—	—	2,194,513	—	—	20,469	—	1,614,188
Agricultural expenses (3)	5,513,383	3,458,931	3,157,009	—	—	—	301,922	2,054,452	—	1,498,652
Feed lot expenses	—	—	—	—	—	—	—	—	—	131,677
Silo expenses	14,596	14,596	14,596	—	—	—	—	—	—	46,571
FyO expenses	20,442	2,250	—	—	—	—	2,250	18,192	—	27,786
General expenses	366,462	359,195	49,804	250,979	57,325	—	1,087	2,675	4,592	199,382
Lease of machinery and equipment	162	162	162	—	—	—	—	—	—	—
Safety and hygiene expenses	2,419	2,419	80	—	2,339	—	—	—	—	—
Advertising expenses	5,890	—	—	—	—	—	—	5,890	—	—

Total as of September 30, 2007	21,543,699	14,379,258	4,183,664	5,731,603	2,996,828	—	1,467,163	2,936,374	4,228,067

Total as of September 30, 2006		8,899,933	1,860,535	3,947,979	2,094,869	200,841	795,709	1,627,262	3,187,371	13,714,566

(1)	Includes cattle food and additives, lodging, animal health and others,
(2)	Includes cattle food and additives, animal health and others,
(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others,

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Balance Sheet as of September 30, 2007 and 2006 and June 30, 2007

	September 30, 2007 (Notes 1 and 2) Pesos	June 30, 2007 (Notes 1 and 2) Pesos	September 30, 2006 (Notes 1 and 2) Pesos
ASSETS
Current Assets
Cash and banks (Note 8.a.)	7,944,940	45,450,296	462,741
Investments (Note 8.b.)	4,838,857	39,474,839	31,922,085
Trade accounts receivable (Note 8.c.)	19,349,744	35,690,201	6,707,887
Other receivables (Note 8.d.)	58,788,559	53,565,714	26,256,195
Inventories (Note 8.e.)	54,667,445	51,461,237	27,304,694
Total Current Assets	145,589,545	225,642,287	92,653,602

Non-Current Assets
Other receivables (Note 8.d.)	58,487,834	40,648,744	43,537,600
Inventories (Note 8.e.)	61,004,920	65,131,553	57,970,378
Investments on controlled and related companies (Note 8.b.)	681,440,767	519,790,677	495,674,051
Other investments (Note 8.b.)	262,273	37,378,273	37,268,716
Fixed assets, net (Schedule A)	224,720,686	222,106,944	211,834,559
Intangible assets, net (Schedule B)	21,910,761	21,910,761	21,910,761
Subtotal Non-Current Assets	1,047,827,241	906,966,952	868,196,065
Goodwill (Note 8.b.)	(121,943,146)	(67,306,386)	(75,222,927)
Total Non-Current Assets	925,884,095	839,660,566	792,973,138
Total Assets	1,071,473,640	1,065,302,853	885,626,740

LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 8.f.)	41,745,135	28,709,843	22,559,691
Loans (Note 8.g.)	128,693,724	122,749,734	79,362,776
Salaries and social security payable (Note 8.h.)	2,504,801	3,841,212	1,400,535
Taxes payable (Note 8.i.)	8,177,033	6,198,244	4,523,112
Other debts (Note 8.j.)	802,844	2,899,597	3,371,712
Total Debts	181,923,537	164,398,630	111,217,826
Total Current Liabilities	181,923,537	164,398,630	111,217,826

Non-Current Liabilities
Trade accounts payable (Note 8.f.)	11,034	246,231	691,900
Loans (Note 8.g.)	25,200,000	24,744,000	102,007,731
Taxes payable (Note 8.i.)	47,590,073	50,914,561	40,168,273
Provisions (Schedule E)	45,216	45,216	45,216
Total Non-Current Liabilities	72,846,323	75,950,008	142,913,120
Total liabilities	254,769,860	240,348,638	254,130,946

SHAREHOLDERS' EQUITY	816,703,780	824,954,215	631,495,794
Total Liabilities and Shareholders' Equity	1,071,473,640	1,065,302,853	885,626,740

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain

        Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Income

Corresponding to the three-month periods beginning as from July 1, 2007 and 2006 and ended on September 30, 2007 and 2006

	September 30, 2007 (Notes 1 and 2) Pesos	September 30, 2006 (Notes 1 and 2) Pesos
Production income:
Crops	2,352,225	597,946
Beef cattle	3,851,532	3,082,732
Milk	4,244,943	2,062,205

Total production income	10,448,700	5,742,883

Cost of production (Schedule F.2)
Crops	(3,557,378)	(1,060,561)
Beef cattle	(5,479,615)	(3,858,566)
Milk	(3,052,007)	(2,213,069)

Total cost of sale	(12,089,000)	(7,132,196)

Production profit	(1,640,300)	(1,389,313)

Sales
Crops	18,330,710	8,439,086
Beef cattle	11,086,951	8,529,344
Milk	4,112,227	2,062,205
Other	921,533	217,814

Total Sales	34,451,421	19,248,449

Cost of sales (Schedule F.1)
Crops	(17,275,136)	(7,416,399)
Beef cattle	(10,541,076)	(8,316,307)
Milk	(4,112,227)	(2,062,205)
Other	(154,756)	(11,371)

Total cost of sale	(32,083,195)	(17,806,282)

Sales profit	2,368,226	1,442,167

Gross profit	727,926	52,854

Selling expenses (Schedule H)	(2,667,226)	(1,370,401)
Administrative expenses (Schedule H)	(4,125,998)	(2,942,240)
Holding gain—Beef cattle (Schedules F.1 and F.2)	442,909	961,244
Holding gain – Crops, raw materials and MAT	(1,937,276)	907,675

Operating income	(7,559,665)	(2,390,868)

Financial gain (loss):
Generated by assets:
Exchange differences and discounts	3,245,715	331,150
Interest income	1,389,933	443,169
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Interest on Notes (Note 7)	(387,392)	761,515
Doubtful accounts	19,233	—
Tax on banking debits and credits	(718,661)	(294,431)
Holding gain and transactions on security stock	567,330	347,981

Total	4,116,158	1,589,384

Generated by liabilities:
Financial expenses:
Interest on Convertible Notes (Note 7)	(92,362)	(1,602,252)
Interest on loans	(2,974,754)	(2,091,950)
Others	(319,555)	(32,567)
Exchange differences and discounts	(2,040,839)	(687,808)

Total	(5,427,510)	(4,414,577)

Other income and expenses, net:
Gains from other fixed assets sales	—	24,359
Shareholders’ Personal asset tax and miscellaneous	(1,544,284)	(444,952)

	(1,544,284)	(420,593)

(Loss) Gain from controlled and related companies	(5,511,597)	6,072,245
Management fee (Note 5)	—	(214,464)

Net (loss) Income before income tax	(15,926,898)	221,127

Income tax expense (Note 6)	3,324,488	1,705,850

Net (loss) income for the period	(12,602,410)	1,926,977

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain

Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Changes in Shareholders’ Equity

Corresponding to the three-month periods beginning as from July 1, 2007 and 2006 and ended on September 30, 2007 and 2006

(Notes 1 and 2)

Items	Shareholders’ contributions				Retained earnings		Unappropiated earnings Pesos	Transitory conversion differences Pesos	Total as of September 30, 2007 Pesos	Total as of September 30, 2006 Pesos
	Capital (Note 3)	Inflation adjustment of Common stock Pesos	Paid-in capital (1) Pesos	Subtotal Pesos	Legal Reserve Pesos	New projects reserve Pesos
	Common stock Pesos
Balances at the beginning of the exercise	309,576,220	166,218,124	164,923,025	640,717,369	13,176,701	120,099,646	49,362,269	1,598,230	824,954,215	625,865,591
Conversion of Notes in common stock (Note 13)	1,731,742	—	1,035,752	2,767,494	—	—	—	—	2,767,494	156,269
Exercise of Warrants (Note 13)	2,088,448	—	1,919,907	4,008,355	—	—	—	—	4,008,355	187,509
Related companies Law 19,550 Section 33:
IRSA (Note 15)	—	—	(6,300,417)	(6,300,417)	—	—	—		(6,300,417)	(498,331)
Transitory conversion differences	—	—	—	—	—	—	—	3,876,543	3,876,543	3,857,779
Net ( loss) income for the exercise	—	—	—	—	—	—	(12,602,410)	—	(12,602,410)	1,926,977
Balances as of September 30, 2007	313,396,410	166,218,124	161,578,267	641,192,801	13,176,701	120,099,646	36,759,859	5,474,773	816,703,780
Balances as of September 30, 2006	220,802,837	166,218,124	106,564,149	493,585,110	11,532,537	—	129,170,787	(2,792,640)		631,495,794

(1)	See notes 2.p, 12.c and 14.

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain

Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Statements of Cash Flow

Corresponding to the three-month periods beginning as from July 1, 2007 and 2006 and ended on September 30, 2007 and 2006

	September 30, 2007 (Notes 1 and 2) Pesos	September 30, 2006 (Notes 1 and 2) Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	83,396,914	24,655,469
Cash and cash equivalents at the end of the period	11,752,460	26,917,541

Net (decrease) increase in cash and cash equivalents	(71,644,454)	2,262,072

Causes of changes in cash and cash equivalents
Operating activities
Income for the year	(12,602,410)	1,926,977
Accrued interest during the year	3,067,116	3,698,963
Income tax	(3,324,488)	(1,705,850)

Adjustments made to reach net cash flow from operating activities
Income from interest in controlled and related companies	5,511,597	(6,072,245)
Increase in allowances , provisions and accruals	11,180,855	5,084,715
Depreciation	1,118,038	1,173,352
Holding gain – Inventory	1,494,367	(1,868,919)
Financial results	(79,217)	(414,468)
Gain from sale of fixed assets	—	(24,359)

Changes in operating assets and liabilities
Decrease in current investments	97,268	109,126
Decrease in trade accounts receivable	16,321,225	1,741,858
Increase in other receivables	(19,708,264)	(6,899,799)
(Increase) Decrease in inventories	(816,269)	3,084,252
Increase in social security payable & taxes payable and advances to customers	642,378	1,071,654
Increase (Decrease) in trade accounts payable	1,638,473	(6,834,131)
Dividends collected	589,482	60,308
(Decrease) Increase in other debts	(1,368,353)	2,532,080

Cash flows provided by (applied to) operating activities	3,761,798	(3,336,486)

Investment activities
Increase in interest in related companies	(77,184,802)	—
Decrease in related companies loans	(6,245,780)	(3,580,000)
Acquisition and upgrading of fixed assets	(3,489,453)	(4,869,661)
Collections of receivables from sale of fixed assets	2,302,627	3,290,752
Sale of fixed assets	—	25,078

Cash flows applied to investment activities	(84,617,408)	(5,133,831)

Financing activities
Exercise of Warrants	4,008,355	187,509
Increase in financial loans	35,005,994	41,746,138
Decrease in financial loans	(29,074,793)	(28,970,698)
Decrease in others liabilities	(728,400)	(2,230,560)

Cash flows provided by financing activities	9,211,156	10,732,389

Net (decrease) increase in cash and cash equivalents	(71,644,454)	2,262,072

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	242,327	67,111
Increase in interest in related companies through a decrease of non-current investment	37,764,000	—
Repayment of financial loans through issue of stock by exercise of conversion right	2,767,494	156,269
Complementary information
Interest paid	2,201,335	2,586,597
Income tax paid	540,749	1,718,759

Eduardo S. Elsztain

Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements

Corresponding to the three-month periods beginning as from July 1, 2007 and 2006 and ended on September 30, 2007 and 2006

NOTE 1:	ACCOUNTING STANDARDS

Below is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous period.

a. Presentation standards

These financial statements are stated in Argentine Pesos (Ps.), and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (C.P.C.E.C.A.B.A.) and the Comisión Nacional de Valores (C.N.V.).

b. Unifying of accounting standards

On July 8, 2004, the F.A.C.P.C.E. and the C.P.C.E.C.A.B.A. entered into an agreement with the purpose of unifying technical standards. The latter council issued Resolution CD 93/05 on August 10, 2005 adopting the accounting standards approved by the former including the changes up to April 1, 2005.

The standards referred to above became effective for annual or interim periods financial statements of years started on January 1, 2006. On the other hand, the C.N.V. has adopted the same standards including certain modifications, and has also established their applicability for the years started as from January 1, 2006 as well.

The changes introduced due to the unifying of accounting standards that have generated significant effects on the Company’s financial statements are:

•

In accordance with the new accounting standards, the Company has decided not to recognize the deferred liabilities generated by the adjustment for inflation on fixed assets and other non-monetary assets. Consequently, additional information on this issue is stated in Note 6.

•	The balance of the “Transitory Convertion Differences” account has to be shown in the statement of changes in stockholders´ equity as from the time the unifying accounting standards became effective.

The financial statements for the three-month periods ended September 30, 2007 and 2006 have not been audited. The Company´s management estimates that such statements include all adjustments necessary to fairly present the income accounts of each period, which do not necessarily show the proportion of the Company´s profits and losses for the entire fiscal years.

c. The effects of inflation

The financial statements have been prepared in constant currency units by recognizing the effects of inflation up to August 31, 1995. As from this date and up to December 31, 2001 the restatement of the financial statements has been discontinued due to that period of monetary stability. As from January 1, 2002 and up to March 2003 the effects of inflation were recognized as it was an inflationary period. As from such date, in accordance with Resolution 441

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 1:	(Continued)

issued on April 8, 2003 by the National Securities Commission, the Company discontinued the restatement of its financial statements. This criterion does not agree with the terms of Resolution MD 041/2003 of the Professional Council in Economic Sciences of the City of Buenos Aires (CPCECABA), by which the restatement of financial statements was discontinued as from October 1, 2003. As of September 30, 2007, this change has not generated any significant effect on the Company´s financial statements.

d.	Comparative Information

For comparison purposes, certain reclassifications have been made as of June 30, 2007 and September 30, 2006.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year.

Estimates are used when accounting for the allowance for conversion of Convertible Notes into shares of stock, doubtful accounts, investments, depreciation, income taxes, deferred liabilities, transitory conversion differences and provisions for contingencies, accrual for expenses, donations and assets’ recoverable value and classification of the current and non-current assets. Actual results could differ from those estimates.

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at period-end nominal currency.

c.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the amount of such currency as of the date of the financial statements, converted at the buying and selling exchange rate, respectively, prevailing at period-end or year-end.

d.	Temporary investments

The units of ownership of common investment funds, the mortgage certificates, nobacs and bonds were valued at quotation value at period-end or year-end net of sales expenses. Temporary investments do not exceed their recoverable value at the date of the financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

f.	Credits and loans

Credits and loans have been valued in accordance with the sum of money delivered and/or received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of period-end or year-end.

g.	Derivates financial instruments

Futures relate to cereal commitments deliverable at a previously agreed price (see Note 3), and Dollars commitments.

Premiums collected or paid correspond to options bought or written and are included in Other receivables.

The assets or liabilities originated in derivatives instruments have been valued at their market value at period-end or year-end (see Note 4).

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities from derivative instruments corresponding to crops have been recognized under net income of the fiscal year under Holding gain – Crops, raw materials and MAT.

In the comparative information, buyers and sellers dollars operations are include under the financial results.

h.	Other receivables and payables

Other receivables and payables have been valued on the basis of the agreed values plus interest accrued as of the date of these financial statements.

Other receivables and payables in foreign currency have been valued at their amount in such currency at the period-end or year-end closing date, converted to the buyer and seller exchange rate, respectively, prevailing at the period-end or year-end closing date.

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

j.	Inventories

1)	Biological Assets (Under development): Unharvested crops and Cattle: have been measured at replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value as of each period-end or year-end.

Include:

•	Unharvested crops

•	Calves

2)	Biological Assets (In production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value as of each period-end or year-end.

Include:

•	Dairy cattle

•	Breeding cows

3)	Biological Assets (Finished): Cattle: have been measured at their net realization value represented by the respective quotations as of each period-end or year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:

•	Steers and heifers

•	Cattle round-up, mares and sheep

4)	Farming Products: Crops: have been measured at net realization value, representing the different quotations as of each period-end or year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include

•	Harvested crops

5)	Non-biological Assets—Raw material: Seeds and various goods: have been measured at reproduction or replacement cost as of each period-end or year-end, which does not exceed the net realization value.

Include:

•	Seeds

•	Agrochemicals

•	Semen—Cattle raising and dairy

•	Food and by-products

•	Packs and bundles

•	Poles

•	Bags and blankets

•	Silos raw materials

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

6)	The remaining inventories were valued at replacement value.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of these financial statements.

k.	Long term investments in other companies

1.	Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 21 of the F.A.C.P.C.E. approved by C.N.V.

Interests in subsidiaries and affiliates as of September 30, 2007 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99

Agropecuaria Cervera S.A.	90.00

Futuros y Opciones.Com S.A.	70.00

Cactus Argentina S.A. (Note 12.c)	24.00

Agro Uranga S.A.	35.72

IRSA Inversiones y Representaciones S. A.	31.89

BrasilAgro Companhia Brasileira de Propiedades Agrícolas (Note 12.b)	7.40

Exportaciones Agroindustriales Argentinas S.A.	0.36

The Company presents as complementary information the consolidated financial statements as of September 30, 2007 and 2006 with Inversiones Ganaderas S.A., Agropecuaria Cervera S.A. and Futuros y Opciones.Com S.A.

During the year ended June 30, 2007 the interest in Cactus Argentina S.A. has been reduced from 50% to 24%, due to the inclusion of a new shareholder (see Note 12.c). Consequently, for the results as of September 30, 2006 and for the comparative information, proportional consolidation of 50% is included.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

2.	Goodwill

The negative goodwill corresponding to the investment in Inversiones y Representaciones S.A. (IRSA) had been valued at cost restated as of February 28, 2003, and calculated as a difference between the market value of such investment and its equity value at the time of changing the March 2002-valuation method, and in each one of the purchases restated, if any, at that same date (Note 1.c) as well as the investment arising from subsequent acquisitions and from the conversion of negotiable bonds into shares or share warrants of IRSA at cost value.

Amortization is calculated in accordance with the estimated useful life, which is 20 years and has been classified under Gain (loss) from controlled and related companies in the statement of income.

Current valuations and economic conditions tend to make less risky any permanent investment opportunity and also help increasing the possibility to obtain significant long-term profits through IRSA shares.

l.	Other investments

-	Investments in debt securities

IRSA’s Convertible Notes were valued taking into account the face value at period-end or year-end in Dollars, at the sellers’ exchange rate plus interest accrued as of the date of these financial statements.

-	Other investments

The remaining investments correspond to non-listed securities and were valued at their restated cost as of February 28, 2003 (Note 1.c.) or at their cost for acquisitions made after such date.

m.	Fixed assets

-	Purchase value

Valued at cost restated applying the coefficients mentioned in Note 1.c., based on the corresponding dates of origin.

-	Depreciation

Calculated by the straight-line method based on the estimated useful lives of the assets as from the month of the fiscal year of addition.

-	Net carrying value

The net carrying value of fixed assets does not exceed their recoverable value at the end of the period or fiscal year.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

n.	Intangible assets

The amortizations of the right of concession of Agropecuaria Cervera S.A. will be calculated according to the duration of the project (see Note 12.a), which is 35 year term with an option of 29 additional years. The project’s right of concession will be amortized as from its starting.

o.	Shareholders’ equity

Initial balances have been restated in accordance with the criteria set forth in Note 1.c. Movements for the period and/or year are recorded at their historical values.

p.	Paid-in capital – Related Companies Law No. 19,550 Section 33

Increases or decreases of the equity value of investments in IRSA Inversiones y Representaciones S.A. and Futuros y Operaciones.Com S.A. generated on the basis of changes in their shareholders’ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in Technical Resolution 17 of the F.A.C.P.C.E. and Resolution CD 243/01 of the C.P.C.E.C.A.B.A.

q.	Transitory Conversion Differences – Current translation adjustment

These transitory differences result from the exchange differences shown in the conversion of the financial statements of BrasilAgro from Brazilian Reais to Argentine Pesos.

r.	Results for the period

The charges for consumption of assets were determined based on the values of such assets.

Operating income has been determined based on quantitative and qualitative changes of stocks subject to the biological transformation process measured from the beginning of the year through the close of these financial statements.

Cattle production cost calculated to reflect production income is reflected in Schedule F.2.

Grain production cost calculated to reflect production income is reflected in Schedule F.2.

Cost of sales is calculated by inventory difference and the income for the production of meat, grain and milk is disclosed in the statement of income.

The adjustment for valuation to the net realization value of grain has been calculated as the difference between the production value at NRV upon harvesting and the value of the same production valued at NRV as of the close of these financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2:	(Continued)

Cattle holding gain is disclosed in a line of the statement of income and Schedule F and is calculated as stated in Note 2.j.5.

The results generated by futures and options on the Futures Market are recognized as a line on the statement of income. The closed positions are recognized as a difference between the exercise price and their close price; and the opens positions at the end of the period, as the difference between their exercise price and the market value price for futures, and as a difference between the premium and the market value premium for options.

The rest of income for the year is disclosed at incurred cost.

Financial income segregated into that generated by assets and by liabilities is disclosed in the statement of income.

s.	Income tax

The Company has recognized the income tax on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of beef cattle and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

t.	Tax on minimum presumed income

The company determines the tax on minimum presumed income applying the prevailing rate of 1% on computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year will be the higher of these two taxes.

However, if the tax on minimum presumed income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following 10 (ten) fiscal years.

u.	Revenue recognition

The Company books its operating income as stated in Note 2.r. The Company books its sales when products are received by its customers.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 3:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Pesos	Subscribed Pesos	Paid-in Pesos
Common and treasury stock as of June 30, 2004	150,532,819	150,532,819	150,532,819
Incentive Plan (Note 12)—Fiscal Year 2005	240,000	240,000	240,000
Conversion of notes in common stock (Note 13)—Fiscal Year 2005	5,918,871	5,918,871	5,918,871
Exercise of Warrants (Note 13)—Fiscal Year 2005	6,092,889	6,092,889	6,092,889
Conversion of notes in common stock (Note 13)—Fiscal Year 2006	29,151,389	29,151,389	29,151,389
Exercise of Warrants (Note13)—Fiscal Year 2006	28,668,581	28,668,581	28,668,581
Conversion of notes in common stock (Note 13)—Fiscal Year 2007	44,352,015	44,352,015	44,352,015
Exercise of Warrants (Note13)—Fiscal Year 2007	44,619,656	44,619,656	44,619,656

Conversion of notes in common stock (Note 13)—Fiscal Year 2008	1,731,742	1,731,742	1,731,742

Exercise of Warrants (Note13)—Fiscal Year 2008	2,088,448	2,088,448	2,088,448

Common and treasury stock as of September 30, 2007	313,396,410	313,396,410	313,396,410

As of September 30, 2007, the capital authorized to be publicly offered is formed of 313,396,410 common, book-entry shares of Ps.1 par value each and entitled to one vote per share, all of which were outstanding.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4:	DERIVATIVE FINANCIAL INSTRUMENTS

As of September 30i, 2007 the Company had arranged futures and options on the Futures Market as follows:

Cereal	Tons	Margins Pesos	Premium paid or (collected) Pesos	Premium at fair value Pesos	Gain (loss) for valuation at fair value Pesos
Futures
Purchase
Corn	11,430	—	—	—	(19,048)
Soybean	12,240	—	—	—	875,205

Sell
sCorn	16,610	278,656	—	—	(259,763)
Soybean	18,200	566,020	—	—	(2,032,230)
Wheat	26,700	137,151	—	—	(8,124,181)
US$	—	—	—	—	(460,306	)(a)

Options
Purchase Call
Corn	22,860	—	903,455	92,129	(811,326)
Soybean	10,432	(67,363)	629,386	699,435	70,049
Wheat	19,040	—	1,781,253	2,802,086	1,020,833

Sell Call
Corn	25,400	—	(202,150)	(177,844)	24,306
Soybean	13,012	16,499	(485,938)	(631,604)	(145,666)
Wheat	26,160	120,037	(767,361)	(2,755,390)	(1,988,029)

Purchase Put
Girasol	500	—	6,220	1,555	(4,665)
Soybean	4,080	—	69,975	2,331	(67,644)
Wheat	20,940	(2,774)	522,325	71,266	(451,059)

Sell Put
Corn	22,860	—	(405,855)	(250,147)	155,708
Soybean	2,000	560	(29,079)	(6,220)	22,859
Wheat	24,480	—	(619,668)	(69,741)	549,927

Total	276,944	1,048,786	1,402,563	(222,144)	(11,645,030)

(a)    Corresponds to a future of sell of 12,400,006 Dollars composed of: (I) US$ 5,002,307 and US$ 2,452,846 with Santander Río Bank due on 01/07/2008 and 01/21/2008 respectively; (II) US$ 2,000,000 with MBA Bank due on 11/13/2007; and (III) US$ 2,954,853 with Standard Bank. The losses generated as of September 30, 2007 are shown within financial results of the income statement.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4:	(Continued)

As of September 30, 2006 the Company had arranged futures and options on the Futures Market as follows:

Cereal	Tons	Margins Pesos	Premium paid or (collected) Pesos	Premium at fair value Pesos	Gain (loss) for valuation at fair value Pesos
Futures
Purchase
Corn	16,486	—	—	—	439,662
Wheat	6,800	—	—	—	(199,813)

Sell
Corn	15,500	316,358	—	—	(225,817)
Soybean	10,000	306,400	—	—	120,262
Wheat	7,300	10,724	—	—	(8,765)
US$					66,833 (a)

Options
Purchase Call
Corn	20,447	—	357,109	282,535	(74,574)
Soybean	20,400	—	377,408	33,302	(344,106)
Wheat	4,080	—	124,092	101,055	(23,037)

Sell Call
Corn	20,320	—	(122,713)	(49,021)	73,692
Soybean	4,380	919	(38,407)	(31,097)	7,310
Wheat	4,080	—	(75,834)	(101,055)	(25,221)

Purchase Put
Corn	32,800	(453)	250,206	175,866	(74,340)
Soybean	4,080	—	32,747	35,599	2,852
Wheat	4,080	—	94,218	83,256	(10,962)

Sell Put
Corn	12,700	—	(143,548)	(76,596)	66,952
Soybean	5,780	—	(59,564)	(48,621)	10,943
Wheat	4,080	—	(68,940)	(83,256)	(14,316)

Total	193,313	633,948	726,774	321,967	(212,445)

(a)    Corresponds to a future of sell of 11.531,340 Dollars composed of: (I) US$ 5,108,210 and US$ 3,405,473 with Río de la Plata Bank due on 06/01/2007 and 06/05/2007 respectively; and (II) US$ 3,017,657 with BankBoston due on 12/11/2006. The gains generated as of September 30, 2006 are shown within financial results of the income statement.

Crops: As of September 30, 2007 and 2006 the Company recognized results of Ps. 9,253,043 (loss) and Ps. 158,200 (profit), respectively, to reflect the closing of the transactions carried out during those periods. This income is disclosed a part of the statement in the line “Holding gain—Crops and MAT” in the statement of income.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (formerly called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders’ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

On November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

The financial statements as of September 30, 2007 does not include any charge in the Statement of Income, and include a charge in the Statement of Income of Ps. 214.464 as of September 30, 2006. Likewise, as of September 30, 2007 and 2006, these financial statements include an accrual of Ps. 704,444 and Ps. 3,288,413 respectively.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6:	INCOME TAX – DEFERRED TAX

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

- Deferred assets as of September 30, 2007:

	Cumulative tax loss carryforwards	Other	TOTAL
Initial balance	2,683,880	372,955	3,056,835
Gain (Loss) recognized	3,224,090	(440,617)	2,783,473
Closing balance	5,907,970	(67,662)	5,840,308

- Deferred liabilities as of September 30, 2007:

	Fixed Assets	Inventories	Investments	Accruals	TOTAL
Initial balance	(35,931,323)	(17,738,498)	—	(301,575)	(53,971,396)
Gain (Loss) recognized	40,176	365,632	(295)	135,502	541,015
Closing balance	(35,891,147)	(17,372,866)	(295)	(166,073)	(53,430,381)

As of September 30, 2007, net liabilities at period-end as per the information included in the preceding tables amount to Ps. 47,590,073.

As mentioned in Note 1.b the Company has decided not to recognize the deferred liabilities generated by the inflation adjustment on fixed assets and other non-monetary assets, which as of closing of the current period is Ps. 14,970,896. It is estimated that this liability will end up according to the detail that follows:

Term	TOTAL
1 year	205,957
2 years	182,947
3 years	108,894
over 3 years	1,194,261
no term	13,278,837
Total	14,970,896

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6:	(Continued)

Below there is a conciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	September 30, 2007	September 30, 2006
Net income before income tax	(15,926,898)	221,127
Tax rate	35%	35%
Net income at tax rates:	(5,574,414)	77,394
Permanent differences at tax rate:
Restatement into constant currency	59,746	236,534
Donations	1,472	1,118
Results from controlled and related companies	1,929,059	(2,125,286)
Personal asset tax	535,386	155,733
Miscellaneous permanent differences	(275,735)	(51,343)
Income tax	(3,324,488)	(1,705,850)

During this period the income tax rate was 35%.

Cumulative tax loss carryforwards recorded by the Company pending utilization at period-end amount to approximately Ps. 5,907,970 and may be offset against taxable income of future periods, as follows:

Origination year	Amount	Expiration Year
2003	1,493,759	2008
2005	162,854	2010
2007	1,027,268	2012
2008	3,224,089	2013

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

- Deferred assets as of September 30, 2006:

	Cumulative tax loss carryforwards	Others	TOTAL
Initial balance	1,893,068	145,436	2,038,504
Gain (Loss) recognized	1,782,719	(107,629)	1,675,090
Closing balance	3,675,787	37,807	3,713,594

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6:	(Continued)

- Deferred liabilities as of September 30, 2006:

	Fixed Assets	Inventories	Accruals	TOTAL
Initial balance	(27,120,281)	(16,237,592)	(554,754)	(43,912,627)
Gain (Loss) recognized	56,897	(109,855)	83,718	30,760
Closing balance	(27,063,384)	(16,347,447)	(471,036)	(43,881,867)

As of September 30, 2006, net liabilities of period-end per the information included in the preceding tables amount to Ps. 40,168,273.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a. Balances as of September 30, 2007 and 2006 and June 30, 2007 with Subsidiaries, related companies and related parties:

	September 30, 2007 Pesos	June 30, 2007 Pesos	September 30, 2006 Pesos
IRSA Inversiones y Representaciones S.A.(3)
Current Investments
-Interest of Convertible Notes 2007-IRSA (US$)	—	379,408	1,150,549
-Convertible Notes 2007-IRSA (US$)	—	37,116,000	—
Non-Current Investments
-Convertible Notes 2007-IRSA (US$)	—	—	37,247,999
Current other receivables	—	106,903	3,608
Non-Current other receivables	14,043	41,117	117,623
Current Trade accounts payable	130,265	124,752	—
Inversiones Ganaderas S.A.(1)
Current Trade accounts receivable	—	—	128,304
Non-Current other receivables	—	—	1,324,568
Current trade accounts payable	125,790	40,820	—
Futuros y opciones.Com S.A.(1)
Current Trade accounts receivable	7,846,432	18,640,536	309,852
Current Other receivables	23,603	23,603	23,603
Cactus Argentina S.A.(3)
Current Other receivables	5,512,551	4,266,771	386,537
Non-Current other receivables	2,006	4,100	13,868
Current Trade accounts payable	389,245	669,346	538,189
Agro-Uranga S.A.(3)
Current Other receivables	—	511,221	1,803,854
Fundación IRSA (4)
Current Trade accounts payable	1,800,000	1,800,000	2,200,000
Inversora Bolívar (4)
Current Trade accounts payable	40,106	40,508	12,960
Alto Palermo S.A.(4)
Non-Current other receivables	70,215	178,341	484,330
Current Trade accounts payable	1,772,646	1,075,643	523,174
Alto City.Com S.A.(4)
Current Trade accounts receivable	—	933	—
Current Trade accounts payable	—	—	298
BrasilAgro-Compahía Brasileira de Propiedades Agricolas(4)
Current other receivables	30,537	30,537	593,313
Agropecuaria Cervera S.A.(4)
Current other receivables		14,603,614	26,514
Non-Current other receivables	20,041,244	—	6,194,427
Current trade accounts payable	767,265	170,645	—
Consultores Asset Management S.A.(4)
Management Fees	704,444	2,817,997	3,288,413
Credits to employees (4)
Current credits to Senior management, directors and staff of the company	170,913	191,252	80,912
Estudio Zang, Bergel & Viñes (4)
Current Trade accounts payable	40,854	324,389	23,000

(1)	Controlled company
(3)	Related company
(4)	Related party

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

a. Balances as of September 30, 2007 and 2006 and June 30, 2007 with Subsidiaries, related companies and related parties (Continued):

	September 30, 2007 Pesos	June 30, 2007 Pesos	September 30, 2006 Pesos
Directors (4)
Current Other receivables	—	—	6,066
Current Loans
Convertible Notes 2007 and Interest payable (Schedule G)
Directors	5,022	3,148	3,222
Convertible Notes 2007 (Schedule G)
Directors	105,840	104,160	—
Non-Current Loans
Convertible Notes 2007 (Schedule G)
Directors	—	—	104,294
Other current debts	98,400	81,600	63,000

Shareholders (2)
Current Loans
Convertible Notes 2007 Interest payable (Schedule G)
Shareholders	—	—	1,435,153
Non-Current Loans
Convertible Notes 2007 (Schedule G)
Shareholders	—	—	46,461,793

(2)	Shareholder
(4)	Related party

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

b. Gain and losses provided by Subsidiaries, related companies and related parties corresponding to the periods ended as of September 30, 2007 and 2006:

Subsidiaries, related companies Law No, 19,550 Section 33 and related parties:	Year	Sales and Fees for shared services	Interest paid	Salaries	Fees	Livestock expenses	Interest income	Administrative services	Others
Shareholders	2008	—	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—	—
Agro-Uranga S.A.	2008	—	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—	—
Alto Palermo S.A.	2008	(31,904)	—	—	—	—	—	—	—
	2007	(669,178)	—	—	—	—	—	—	—
Comercializadora Los Altos S.A. (Ex-Alto City.Com)	2008	—	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—	—
Consultores Assets Management S.A.	2008	—	—	—	—	—	—	—	—
	2007	—	—	—	(214,464)	—	—	—	—
Cactus Argentina S.A.	2008	—	—	—	—	(1,036,252)	165,779	50,160	2,220
	2007	—	—	—	—	(1,077,503)	(7,315)	29,280	2,220
Directors	2008	—	—	(97,594)	—	—	—	—	—
	2007	—	—	(88,375)	—	—	—	—	—
Estudio Zang, Bergel & Viñes	2008	—	—	—	(184,629)	—	—	—	—
	2007	—	—	—	(61,639)	—	—	—	—
Fundación IRSA	2008	—	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—	600,000
Futuros y opciones.Com S.A.	2008	—	—	—	—	—	—	—	(214,567)
	2007	—	—	—	—	—	—	41,101	—
Inversiones Ganaderas S.A.	2008	—	—	—	—	—	228	—	—
	2007	—	—	—	—	—	34,015	6,634	(405,260)
Agropecuaria Cervera S.A.	2008	—	—	—	—	—	437,630	—	—
	2007	—	—	—	—	—	112,964	—	—
Inversora Bolívar S.A.	2008	—	—	—	—	—	—	—	(79,006)
	2007	—	—	—	—	—	—	—	(35,795)
IRSA Inversiones y Representaciones S.A.	2008	(63,345)	—	—	—	—	(387,392)	—	—
	2007	(2,174)	—	—	—	—	761,515	—	—
Credits to employees	2008	—	—	—	—	—	3,151	—	—
	2007	—	—	—	—	—	1,711	—	—
Sueldos Management	2008	—	—	(194,150)	—	—	—	—	—
	2007	—	—	(145,713)	—	—	—	—	—

Total 2008		(95,249)	—	(291,744)	(184,629)	(1,036,252)	219,396	50,160	(291,353)

Total 2007		(671,352)	—	(234,088)	(276,103)	(1,077,503)	902,890	77,015	161,165

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Statements (Continued)

NOTE 8:	Details of balance sheet and income statement accounts

a.	Cash and banks

	September 30, 2007 Pesos	June 30, 2007 Pesos	September 30, 2006 Pesos
Cash	26,510	55,863	30,508
Foreign currency (Schedule G)	8,000	4,137	79,634
Local currency checking account	2,401,543	5,832,486	248,383
Foreign currency checking account (Schedule G)	4,642,075	39,177,167	44,786
Local currency saving account	34,586	49,708	21,627
Foreign currency saving account (Schedule G)	512,072	4,360	33,880
Checks to be deposited	320,154	326,575	3,923

	7,944,940	45,450,296	462,741

b.	Investments and Goodwill

	September 30, 2007 Pesos	June 30, 2007 Pesos	September 30, 2006 Pesos
Investment
Investment (Schedule C and G)	4,838,857	39,474,839	31,922,085

	4,838,857	39,474,839	31,922,085

Investment
Investment on controlled and related companies (Notes 12 and 14 and Schedule C)	681,440,767	519,790,677	495,674,051

	681,440,767	519,790,677	495,674,051

Other investments
Other investments (Schedules C and G)	262,273	37,378,273	37,268,716

	262,273	37,378,273	37,268,716

Goodwill
Goodwill (Schedule C)	(121,943,146)	(67,306,386)	(75,222,927)

	(121,943,146)	(67,306,386)	(75,222,927)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

c.	Trade accounts receivable

	September 30, 2007 Pesos	June 30, 2007 Pesos	September 30, 2006 Pesos
Current
Accounts receivable in local currency	10,921,912	16,889,320	6,642,090
Less:
Allowance for doubtful accounts (Schedule E)	(353,126)	(372,359)	(372,359)
Accounts receivable in foreign currency (Schedule G)	934,526	531,771	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	—	—	128,304
Futuros y Opciones.Com S.A.	7,846,432	18,640,536	309,852
Comercializadora de los Altos S.A. (Ex-Alto CIty.Com S.A.)	—	933	—

	19,349,744	35,690,201	6,707,887

d.	Other receivables

	September 30, 2007 Pesos	June 30, 2007 Pesos	September 30, 2006 Pesos
Current
Prepaid leases	15,469,334	6,434,233	10,878,393
Income tax credit and advances (net of accrual for income tax)	10,294,355	10,093,179	6,180,167
Guarantee deposits and premiums (Schedule G)	8,128,006	2,805,415	1,400,153
Secured by mortgage (Schedule G)	6,921,671	6,995,220	2,780,848
Prepaid expenses	201,051	190,428	126,450
Tax prepayments (net of accruals)	11,090,673	6,956,648	1,725,497
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	5,512,551	4,266,771	386,537
Futuros y Opciones.Com S.A.	23,603	23,603	23,603
Agropecuaria Cervera S.A.	—	14,603,614	26,514
IRSA Inversiones y Representaciones S.A. (Schedule G)	—	106,903	3,608
Agro-Uranga S.A.	—	511,221	1,803,854
BrasilAgro Companhia Brasileira de Propiedades Agrícolas	30,537	30,537	593,313
Credits to employees	170,913	191,252	80,912
Directors	—	—	6,066
Others (Schedule G)	945,865	356,690	240,280

	58,788,559	53,565,714	26,256,195

Non-current
Secured by mortgage (Schedule G)	11,123,438	13,097,871	6,127,975
Income tax prepayments, VAT and others	18,785,959	19,966,998	25,738,067
Tax on minimum presumed income	8,437,842	7,337,465	3,349,087
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	—	—	1,324,568
Cactus Argentina S.A. (Schedule G)	2,006	4,100	13,838
Agropecuaria Cervera S.A	20,041,244	—	6,194,427
Alto Palermo S.A. (Schedule G)	70,215	178,341	484,330
IRSA Inversiones y representaciones S.A (Schedule G)	14,043	41,117	117,623
Prepaid leases	179	179	118,495
Others (Schedule G)	12,908	22,673	69,190

	58,487,834	40,648,744	43,537,600

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

e.	Inventories

	September 30 2007 Pesos	June 30, 2007 Pesos	September 30, 2006 Pesos
Current
Beef cattle	10,975,388	11,072,429	8,641,758
Crops	26,136,862	30,866,271	3,974,071
Unharvested crops	6,904,835	2,342,025	6,120,358
Seeds and fodder	1,489,767	2,250,776	703,224
Materials and others	9,160,593	4,929,736	7,527,922
Advances to suppliers	—	—	337,361

	54,667,445	51,461,237	27,304,694

Non-Current
Beef cattle	61,004,920	65,131,553	57,970,378

	61,004,920	65,131,553	57,970,378

f.	Trade accounts payable

	September 30 2007 Pesos	June 30, 2007 Pesos	September 30, 2006 Pesos
Current
Suppliers in local currency	626,858	154,255	4,637,711
Suppliers in foreign currency (Schedule G Note 11) (1)	17,731,492	12,742,867	7,430,641
Interest to be accrued	—	—	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolívar S.A.	40,106	40,508	12,960
Alto Palermo S.A.	1,772,646	1,075,643	523,174
Inversiones Ganaderas S.A.	125,790	40,820	—
Alto City.Com S.A.	—	—	298
IRSA Inversiones y Representaciones S.A.	130,265	124,752	—
Cactus Argentina S.A.	389,245	669,346	538,189
Estudio Zang, Bergel & Viñes	40,854	324,389	23,000
Fundación IRSA	1,800,000	1,800,000	2,200,000
Agropecuaria Cervera S.A.	767,265	170,645	—
Accrual for other expenses (Schedule G)	18,320,614	10,402,907	7,193,718
Accrual for cereal expenses	—	1,163,711	—

	41,475,135	28,709,843	22,559,691

Non-Current
Accrual for other expenses (Schedule G)	11,034	246,231	691,900

	11,034	246,231	691,900

(1)	Includes as of September 30, 2007 US$ 1,449,726 for the acquisition of farm “San Pedro”, corresponding to suppliers in foreign currency secured by mortgage. See Note 11.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

g.	Loans

	September 30, 2007 Pesos	June 30, 2007 Pesos	September 30, 2006 Pesos
Current
Local financial loans (Note 16 and Schedule G)	122,455,684	114,005,729	76,939,516
Convertible Notes 2007 (Schedule G)	5,951,991	8,563,979	—
Convertible Notes 2007 –Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	105,840	104,160	—
Convertible Notes 2007 expenses	(2,872)	(12,742)	—
Convertible Notes 2007 Interest payable (Schedule G)	178,059	85,460	984,855
Convertible Notes 2007 Interest payable –Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders		—	1,435,153
Directors	5,022	3,148	3,222

	128,693,724	122,749,734	79,362,776

Non-Current
Foreign Financial Loans (Notes 16 and 18 and Schedule G)	25,200,000	24,744,000	23,900,800
Convertible Notes 2007 (Schedule G)	—	—	31,884,763
Convertible Notes 2007 –Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	—	—	46,461,793
Directors	—	—	104,294
Convertible Notes 2007 expenses	—	—	(343,919)

	25,200,000	24,744,000	102,007,731

h.	Salaries and social security payable

	September 30, 2007 Pesos	June 30, 2007 Pesos	September 30, 2006 Pesos
Current
Accrual for vacation and statutory annual bonus	1,466,981	3,490,543	705,263
Social security taxes payable	698,963	—	532,478
Salaries payable	—	—	139,406
Health care payable	338,440	32,694	15,263
Others	417	317,975	8,125

	2,504,801	3,841,212	1,400,535

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8:	(Continued)

i.	Taxes payable

	September 30, 2007 Pesos	June 30, 2007 Pesos	September 30, 2006 Pesos
Current
Tax on minimum presumed income (Note 2.t.)	6,495,025	5,394,648	3,349,087
Property tax payable	—	226,947	268,475
Taxes withheld for income tax	635,058	415,606	346,198
Gross sale tax payable	68,402	140,100	17,957
Taxes withheld-value added tax	13,358	20,270	95,855
Others	965,190	673	445,540

	8,177,033	6,198,244	4,523,112

Non-Current
Deferred tax	47,590,073	50,914,561	40,168,273

	47,590,073	50,914,561	40,168,273

j.	Other debts

	September 30, 2007 Pesos	June 30, 2007 Pesos	September 30, 2006 Pesos
Current
Management fees agreement accrual (Note 5)	704,444	2,817,997	3,288,413
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	98,400	81,600	63,000
Others		—	20,299

	802,844	2,899,597	3,371,712

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9:

a.1) Assets based on their estimated collection term (in Pesos)

Based on their estimated collection term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006
1st quarter 2007/2006 financial period	—		—	—	—	—	—	—	—
2nd quarter 2007/2006 financial period	—		1,150,549	—	—	6,707,887	—	—	8,671,470
3rd quarter 2007/2006 financial period	—		—	—	—	—	—	—	800,745
4th quarter 2007/2006 financial period	—		—	—	—	—	—	—	336,917
1st quarter 2008/2007 financial period	—		—	—	35,690,201	—	—	17,580,104	2,653,937
2nd quarter 2008/2007 financial period	—	379,408	37,247,999	19,349,744	—	—	21,316,795	3,692,125	—
3rd quarter 2008/2007 financial period	—		—	—	—	—	6,460,981	1,421,935	430,479
4th quarter 2008/2007 financial period	—		—	—	—	—	5,731,561	4,703,416	—
1st quarter 2009/2008 financial period	—		—	—	—	—	4,072,284	2,178,303	2,186,151
2nd quarter 2009/2008 financial period	—		—	—	—	—	—	—	—
4th quarter 2009/2008 financial period	—		—	—	—	—	3,779,689	3,710,415	—
1st quarter 2010/2009 financial period	—		—	—	—	—	1,782,030	1,749,369	1,755,672
4th quarter 2010/2009 financial period	—		—	—	—	—	3,779,689	3,710,415	—
1st quarter 2011/2010 financial period	—		—	—	—	—	1,782,030	1,749,369	1,755,673
Overdue	—		—	—	—	—	—	—	—
With no stated current term	4,838,857	39,095,431	30,771,536	—	—	—	21,206,938	26,168,134	13,793,126
With no stated non-current term	262,273	37,378,273	20,717	—	—	—	47,364,396	27,550,873	37,409,625
Total	5,101,130	76,853,112	69,190,801	19,349,744	35,690,201	6,707,887	117,276,393	94,214,458	69,793,795

a.2) Assets classified according to their interest rate (in Pesos)

Based on their estimated collection term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006
At fixed interest rate	—	37,116,000	37,247,999	—	—	—	22,705,301	23,995,134	9,121,256
At variable interest rate	4,838,857	39,095,431	30,771,536	—	—	—	18,652,208	13,652,208	7,281,402
Non-interest bearing	262,273	641,681	1,171,266	19,349,744	35,690,201	6,707,887	75,918,884	56,567,116	53,391,134
Total	5,101,130	76,853,112	69,190,801	19,349,744	35,690,201	6,707,887	117,276,393	94,214,458	69,793,795

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9: (Continued)

b.1) Liabilities based on their estimated payment term (in Pesos)

Base don their estimated payment term	Trade accounts payable			Loans			Salaries and social security payable
	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006
1st quarter 2007/2006	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006	—	—	22,559,691	—	—	351,217	—	—	1,169,491
3nd quarter 2007/2006	—	—	—	—	—	15,763,224	—	—	—
4th quarter 2007/2006	—	—	—	—	—	—	—	—	—
1st quarter 2008/2007	—	28,709,843	—	—	15,298,547	—	—	3,124,472	231,044
2nd quarter 2008/2007	41,745,135	—	—	8,558,359	10,618,597	78,106,931	2,504,801	716,470	—
3nd quarter 2008/2007	—	—	—	9,909,675	—	—	—	—	—
4th quarter 2008/2007	—	—	—	10,837,627	—	—	—	—	—
1st quarter 2009/2008	—	—	—	3,815,532	—	—	—	—	—
2nd quarter 2009/2008	—	—	—	25,200,000	24,744,000	23,900,800	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	95,572,531	96,832,590	63,248,335	—	—	—
With no stated non-current term	11,034	246,231	691,900	—	—	—	—	—	—

Total	41,756,169	28,956,074	23,251,591	153,893,724	147,493,734	181,370,507	2,504,801	3,841,212	1,400,535

Base don their estimated payment term	Taxes payable			Other debts			Provisions
	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006
1st quarter 2007/2006	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006	—	—	4,523,112	—	—	16,942	—	—	—
3nd quarter 2007/2006	—	—	—	—	—	66,357	—	—	—
4th quarter 2007/2006	—	—	—	—	—	3,288,413	—	—	—
1st quarter 2008/2007	—	6,198,244	—	—	2,899,597	—	—	—	—
2nd quarter 2008/2007	7,212,516	—	—	802,844	—	—	—	—	—
3nd quarter 2008/2007	—	—	—	—	—	—	—	—	—
4th quarter 2008/2007	964,517	—	—	—	—	—	—	—	—
1st quarter 2009/2008	—	—	—	—	—	—	—	—	—
2nd quarter 2009/2008	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	—	—	—	—	—	—
With no stated non-current term	47,590,073	50,914,561	40,168,273	—	—	—	45,216	45,216	45,216

Total	55,767,106	57,112,805	44,691,385	802,844	2,899,597	3,371,712	45,216	45,216	45,216

b.2) Liabilities classified according to their interest rate (in Pesos)
Base don their estimated payment term	Trade accounts payable			Loans			Salaries and social security payable
	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006
At fixed interest rate	4,892,518	4,484,003	4,499,950	153,710,643	147,405,126	179,291,166	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	36,863,651	24,472,071	18,751,641	183,081	88,608	2,079,341	2,504,801	3,841,212	1,400,535

Total	41,756,169	28,956,074	23,251,591	153,893,724	147,493,734	181,370,507	2,504,801	3,841,212	1,400,535

Base don their estimated payment term	Taxes payable			Other debts			Provisions
	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	June 30, 2007	September 30, 2006
At fixed interest rate	—						—	—	—
At variable interest rate	—						—	—	—
Non-interest bearing	55,767,106	57,112,805	44,691,385	802,844	2,899,597	3,371,712	45,216	45,216	45,216

Total	55,767,106	57,112,805	44,691,385	802,844	2,899,597	3,371,712	45,216	45,216	45,216

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 10:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N? 368/2001 of the C.N.V., 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital,

NOTE 11:	PURCHASE AND SALE OF FARMS

c)	On August 21, 2007, the agreement of sale without possession for 4,974 hectares of the farm “Los Pozos" was signed. The transaction was agreed upon at US$ 1,119,217. To date, US$ 335,765 was collected. The balance has been financed. This sale will generate income for about US$ 1.03 (in millions).

d)	On September 3, 2007, a deferral of payment for US$ 1,449,726 plus US$ 103,454 in interest was signed for the purchase of the establishment “San Pedro”. The new payment date is September 1, 2008 accruing interest at 7% per annum on unpaid balance.

NOTE 12:	INVESTMENTS IN COMPANIES

a) Agropecuaria Cervera S.A.

On December 27, 2005, the Company and its subsidiary Inversiones Ganaderas S.A. have acquired the capacity of shareholders of Agropecuaria Cervera S.A. (ACER), by subscribing an agreement to exchange goods.

The shareholders transferred the ACER shares in the following proportions: a) in favor of Cresud thirty six thousand (36,000) common shares, registered, non-endorsable, class A, of Pesos one (Ps. 1) par value with right to five (5) votes each; and b) in favor of IGSA four thousand (4,000) common shares, registered, non-endorsable, class A, of Pesos one (Ps. 1) par value with right to five (5) votes each.

We would mention that ACER has, among other goods and rights, the concession of starting into production of an integral development project including biologic, economic and social issues on several buildings located in the Department of Anta, Province of Salta. The company has been duly authorized to carry out an outstanding crop farming, cattle and forestry project.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12:	(Continued)

As considerations for the exchange referred to above, the actions that follow were effected:

•

Cresud transferred 3,580,886 Negotiable Obligations convertible into common shares, with 8% annual interest, maturing in year 2007, having options in a face value of one US dollar each, issued by IRSA Inversiones y Representaciones S.A.

•

The Company paid the amount of Pesos nine hundred and sixty two thousand five hundred and twenty three (Ps. 962,523) with consideration in the contribution made to the company in ACER. As part of the price, the Company paid US dollar Seven hundred thousand (US$ 700,000), staying such contribution in guarantee for future contingencies during a two-year term.

As a result of the acquisition of Agropecuaria Cervera S.A. (ACER), as of September 30, 2007 the Company recorded in fixed assets the amount of Ps. 4,320,000 as tree plantations and Ps. 23,581,646 as right of concession (Schedule B) under the premise that only individual identifiable assets were acquired and not a whole business.

b) BrasilAgro – Companhia de Propiedades Agrícolas (BrasilAgro)

The Company values the investment in BrasilAgro according to the average equity method taking into account its significant impact that derives from: (i) its capacity to affect the operative and financial decisions considering that from the nine members of the Board of Directors, three of them -including the president- are appointed by the Company, other three are designated by the stockholders of BrasilAgro and the remaining three are independent directors appointed jointly by both parts, and (ii) the stockholders´ agreement existing among the founder shareholders, that is the Company, Tarpon Agro and Cape Town, owners of 12.8% of the shareholding and votes of BrasilAgro. Under the terms of such agreement, the parties have agreed to vote jointly in Meeting of Shareholders in respect of matters related to proposals to change directors´ and administrators´ fees, increases of capital sock and appropriation of dividends, among other issues.

BrasilAgro was founded for the purpose of replicating Cresud´s Business in Brazil. The Company will be mainly involved in four business lines keeping its focus on agricultural real estate: (i) sugar cane, (ii) crops and cotton, (iii) forestry activities, and (iv) livestock.

The BrasilAgro founder partners are Cresud S.A.C.I.F. y A., Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment.

Cape Town is a company whose sole shareholder, Mr. Elie Horn, is the chairman of Cyrela Brazil Realty, one of the largest Brazilian real estate companies. Tarpon has large experience as manager of financial resources and specializes in variable income. Agro Managers and Agro Investment are investment means that people related to Cresud S.A.C.I.F. y A. utilize.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12:	(Continued)

On March 15, 2006, BrasilAgro subscribed a consulting agreement with Parana Consultora de Investimentos. Parana will provide consulting services in matters related, among other, to the purchase and sale of land, transactions in capital markets, hedging policies and mergers and acquisitions. As consideration for its services, Parana will receive from BrasilAgro a yearly remuneration equivalent to 1% of the capital subscribed of BrasilAgro. Parana´s shareholders are Tarpon with a 50% interest, Consultores Asset Management with a 37.5% interest and Alejandro Elsztain with a 12.5% interest.

On March 24, 2006, Cresud S.A.C.I.F. y A. entered into a shareholders agreement with Mr. Elie Horn and with Tarpon, which established among other matters that both parties should have a joint vote at the Shareholders´ Meetings and that both parties have a preemptive right to acquire shares held by the other party.

The board of directors of BrasilAgro has nine members of which Cresud S.A.C.I.F. y A., in his capacity as founder of the company, has appointed three members, Tarpon and Cape Town other three and complementarily the Company has three independent directors. The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

These shares were placed in conjunction with the Banco de Investimentos Credit Suisse (Brasil) S.A. in the Brazilian market by applying an investment mechanism ruled by the control authorities and with a sales effort abroad, all in compliance with the U.S. Securities Act of 1933 and other regulations established by the Securities and Exchange Commission.

The amount initially offered amounted to 432 million Reais, equivalent to 432,000 common registered shares of 1,000 Reais per share of BrasilAgro.

In accordance with the practice of the Brazilian market, BrasilAgro had an option to increase the size of the issue by 20% and Credit Suisse Investment Bank had another option for increasing the issue by 15% (Green shoe).

As the placement had demand in excess, both BrasilAgro and Credit Suisse exercised such option up to 583,200 shares equivalent to Reais 583.2 million, which were fully placed.

In addition to the funds originally contributed Cresud S.A.C.I.F. y A. made contributions during the offer for a total amount of Reais 42.4 million (approximately US$ 20.6 million). In line with such contribution Cresud S.A.C.I.F. y A. has a total of 42,705 shares equivalent to 7.3% of BrasilAgro capital.

On January 19 and 22, 2007 Cresud S.A.C.I.F. y A. acquired 400 and 100 shares of BrasilAgro, respectively. Due to these new acquisitions the holding of Cresud S.A.C.I.F. y A. amounts to 43,205 shares which is equivalent to 7.4% of the capital stock of BrasilAgro.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12:	(Continued)

As a contribution for having founded the company, Cresud S.A.C.I.F. y A. received 104,902 purchase options to subscribe additional BrasilAgro shares for 15 years at no cost and at the same price of the original offer of shares that is Reais 1,000 adjusted by the IPCA inflation index. Should such option be exercised, Cresud S.A.C.I.F. y A. will be able to acquire 59,850 additional shares and its holding would then be 14.1% of BrasilAgro diluted capital stock. These options may be exercised as follows: a third part as from the first anniversary of the placement, another third as from the second year and the balance as from the third year.

In addition, Cresud received with no cost a second series of options totaling 104,902, which can only be exercised at the option of Cresud whenever a third party makes an offer to purchase the BrasilAgro shares. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph. The second series of options matures in year 2021.

As of September 30, 2007, the Company has not registered any value for the holding of such options.

Likewise, as of September 30, 2007, BrasilAgro has acquired its first six properties.

c) Cactus Argentina S.A.

Inclusion of a new shareholder in Cactus Argentina S.A. (Cactus)

On January 10, 2007 Tyson Foods Inc. joined the capital stock of Cactus by subscribing the stock subscription agreement and the stockholders agreement.

Cactus issued 9,397,213 shares with a premium over par of Ps. 7,296,954 having Tyson subscribed 100% by paying Ps. 16,694,167.

Consequently, the stock participations were modified as follows: Cactus Feeders Inc. 24%; Cresud SACIF y A 24% and Tyson Foods Inc. 52% (through Provemex Holdings LLC).

Accordingly, on September 30, 2007 Cresud registered a premium over par for such operation of Ps. 1,658,109.

In association with Tyson Foods Inc. and Cactus Feeders, Cactus has started an undertaking in Argentina that will be the country´s first fully integrated cattle project. Beef cuts for the Argentine consumer will be produced in said undertaking having access to the European and other international markets.

Cactus Argentina S.A. acquires the Exportaciones Agroindustriales Argentinas S.A. shareholding

On January 11, 2007 Cactus acquired 100% of the Exportaciones Agroindustriales Argentinas S.A. (EAASA) shareholding by subscribing a sales contract of shares in the amount of Ps. 16,839,993.

EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa with capacity to slaughter and process approximately 9,500 cattle heads per month. The idea of Cactus is to expand in the future the slaughter capacity to 15,000 heads per month.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12:	(Continued)

d) Exportaciones Agroindustriales Argentinas S.A.

On May 15, 2007 Cresud acquired 0.57% of the Exportaciones Agroindustriales Argentinas S.A. (EAASA) shareholding by the acquisition of 120 shares of the latter to Cactus Argentina S.A.

As of September 30, 2007, the Company holding’s in EEASA had decreased to a 0.36 percent.

NOTE 13:	ISSUANCE OF CONVERTIBLE NOTES

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple Convertible Notes, non-convertible into shares of the Company, for an amount of up to US$ 50,000,000 (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or

b)	The issuance of Convertible Notes into company’s common stock, for a total amount of US$ 50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

c)	The subscription option, for the holders of Convertible Notes, with a premium determined by the management, between 20 and 30% over the conversion price of the Convertible Note, with a value that will remain constant in terms of US currency. The exercise of the above mentioned would occur quarterly, only for the holders of the Convertible Notes who have exercised their conversion rights.

Authorization for the public offer and quotation of Convertible Notes has been approved by Resolution No. 14,320 of the Argentine Securities and Exchange Commission dated October 1, 2002 and by the Buenos Aires Stock Exchange, authorizing the issue up to US$ 50,000,000 in securities composed by Convertible Notes into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established are as follows:

a)	The conversion price is US$ 0.5078 stocks (US$ 5.0775 ADS), while the Warrant price is US$ 0.6093 stocks (US$ 6.0930 ADS)

b)	For each of Cresud’s Convertible Note the holder has the right to convert it to US$ 1.96928 stocks (US$ 0.1969 ADS) and has an option to purchase the same amount of stock at the price of the Warrant.

Convertible Notes and options will be due on November 14, 2007.

Convertible Notes were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Notes and for the generation of working capital.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 13:	(Continued)

During the fiscal year ended on June 30, 2003, 196,084 Convertible Notes were converted into 386,140 ordinary shares, which resulted in a Ps. 593,038 increase in the Company’s net shareholders’ equity.

During the fiscal year ended on June 30, 2004, 6,670,763 Convertible Notes were converted into 13,136,577 ordinary shares, which resulted in a Ps. 19,364,974 increase in the Company’s net shareholders’ equity. During the same period, 6,583,995 Warrants were exercised, resulting in the issuance of 12,965,710 ordinary shares for Ps. 23,068,638.

During the fiscal year ended on June 30, 2005, 3,005,609 Convertible Notes were converted into 5,918,871 ordinary shares, which resulted in an increase of the Company’s net shareholders’ equity of Ps. 8,857,011. In the same period, 3,093,975 warrants were exercised, resulting in the issuance of 6,092,889 common shares for Ps. 10,919,379.

During the fiscal year ended on June 30, 2006, 14,803,084 Convertible Notes were converted into 29,151,389 ordinary shares, which resulted in an increase of the Company’s net shareholders’ equity of Ps. 45,108,945. In the same period, 14,557,910 warrants were exercised, resulting in the issuance of 28,668,581 common shares for Ps. 53,587,195.

During the fiscal year ended June 30, 2007, 22,521,958 corporate bonds were converted into 44,352,015 shares of common stock, which originated an increase in the Company’s shareholders’ equity of Ps. 69,659,906. In the same period, 22,657,868 warrants were exercised, consequently, 44,619,656 shares of common stock were issued for Ps. 84,175,558.

During this period (first quarter), 879,381 corporate bonds were converted into 1,731,742 shares of common stock, which originated an increase in the Company’s shareholders’ equity for Ps. 2,767,494. In the same year, 1,060,516 warrants were exercised, consequently, 2,088,488 shares of common stock were issued for Ps. 4,008,355.

As of September 30, 2007, the Company carried liabilities for convertible corporate bonds for US$ 1,923,121 and warrants not yet converted for 2,045,736.

NOTE 14:	PURCHASE AND SALE OF CONVERTIBLE NOTES

During November and December 2002, 49,692,668 convertible notes issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

a)	The conversion price is US$ 0.5571 per share (US$ 5.5713 GDS), while the warrant price is US$ 0.6686 per share (US$ 6.6856 GDS)

b)	For each of IRSA’s Convertible Note the holder has the right to convert it to 1.7949 shares (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 shares of the company’s portfolio, IRSA has re stated the conversion price of its Convertible Notes according to the subscription clauses.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 14:	(Continued)

The conversion price of the Convertible Notes went from US$ 0.5571 to US$ 0.54505 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

Convertible Notes and options are due on November 14, 2007.

During the months of July and November 2003 the Company purchased 250,500 Notes, and in May 2004 converted 5,000,000 Convertible Notes into 9,174,312 common shares.

During the fiscal year ended on June 30, 2004, third parties bearers of Convertible Notes into IRSA’s ordinary stock have exercised their conversion and warrant rights for a total amount of Ps. 62.8 million originating the issuance of 27,616,878 ordinary shares with a face value of Ps. 1 each. Consequently, the Company holding as of June 30, 2004 amounts to 44,943,168 Convertible Notes.

In July 2004 the Company purchased 350,000 Convertible Notes issued by IRSA Inversiones y Representaciones Sociedad Anónima for US$ 511,115.

In March 2005 the Company sold 8,754,271 Convertible Notes of IRSA Inversiones y Representaciones Sociedad Anónima for a total amount of Ps. 32,499,426. This sale resulted in a profit of Ps. 68,754,172.

During the fiscal year ended on June 30, 2005, third parties bearers of Convertible Notes into IRSA’s ordinary stock have exercised their conversion and warrant rights for a total amount of Ps. 171.5 million originating the issuance of 99,289,144 ordinary shares with a face value of Ps. 1 each. On the other hand, the Company exercised warrants for a total of Ps. 17.7 million, resulting in the issuance of 9,174,311 common shares of Ps. 1 par value each.

During this fiscal year ended on June 30, 2006, third party holders of IRSA`s Convertible Notes exercised their conversion and warrants rights for a total of Ps. 72.5 million, resulting in the issuance of 39,726,997 common shares of Ps. 1 par value each.

As a consequence of such conversions and exercise of third parties warrants, the Company’s investment value has decreased in Ps. 12.2 million, such effect being recorded in Paid-In Capital (Related Companies Law No. 19,550 – Section 33) of Shareholders´ Equity (see Note 2.p).

During the fiscal year ended on June 30, 2006, the Company converted 20,958,011 Convertible Negotiable Obligations into 38,455,065 common shares, still remaining a stock of Negotiable Obligations convertible into common shares of IRSA as of closing for US$ 12,000,000.

During the year ended June 30, 2007, the Company did not convert Convertible Corporate Bonds into shares of common stock of IRSA, thus the stock of Convertible Corporate Bonds remains at the close at US$ 12,000,000 and a stock of warrants at 32,958,011.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 14:	(Continued)

During the current period (first quarter), the Company converted all Convertible Negotiable Bonds into shares of common stock of IRSA that had a stock that amounted to US$ 12,000,000 and warrants for 20,500,000, at the close a stock of warrants of 12,458,011 remained.

In line with conversions and the exercise of third parties warrants, the Company has diminished the investment value in Ps. 6.3 million and has recorded such effect in Premium over Par Companies section 33, Law 19,550 of Shareholders´ Equity (see Note 2 p.)

NOTE 15:	INVESTMENT OF IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA IN BANCO HIPOTECARIO S.A. (BHSA) AS OF SEPTEMBER 30, 2007

On August 9, 2005, IRSA sold 2,305,122 shares of Banco Hipotecario S.A. to Buenos Aires Trade and Finance Center S.A. (which was a subsidiary in which IRSA has an interest of 100%) at a price per share of US$ 4.57 (market value), in a total amount of US$ 10,540,000 (equivalent to Ps. 30,281,000). For this transaction IRSA recorded a gain of Ps. 1,845,000.

As of December 31, 2005 the Company completed merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. Consequently, as of period ended June 30, 2006, the total shareholding in Banco Hipotecario is 10,141,015.

COMPENSATIONS BY THE NATIONAL GOVERNMENT TO FINANCIAL ENTITIES AS A RESULT OF THE ASYMMETRIC “PESIFICATION”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into Pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law No. 25,561, Decree No. 214 and addenda. Decree No. 905 also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into Pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank (BCRA) to determine the pertinent rules.

After several submissions, Banco Hipotecario S.A. submitted the last presentation as regards sections 28 and 29 of Decree No. 905—Compensation to Financial Entities, as follows:

-	National Government Compensation Bond—US$ 2012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps 1.00 for the rate of exchange difference of Ps. 0.40, translated at Ps. 1.40 per US$ dollar: US$ 360,810,949.

-	National Government Compensation Bond coverage—US$ 2012 (section 29 point e). Coverage bond – difference between assets and liabilities in US Dollars net of the compensating bond: US$ 832,827,001.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 15:	(Continued)

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050,300 and US$ 16,760,600 in BODEN 2012 respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

Finally, in September 2005 the coverage BODEN 2012 subscription started. As of September 2007, the subscription amounted to US$ 773,532,800.

EXPOSURE TO THE NON-FINANCIAL PUBLIC SECTOR

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 2,885,227,047. On the other hand, liabilities to the Argentine Central Bank recorded as of September 30, 2007 amount to Ps. 183,870,517 being the credit balance related to advances to subscribe BODEN 2012 in line with sections 28 and 29 of Decree No. 905/02.

The net exposure with the Public Sector, without considering liquid assets in accounts authorized by the Argentine Central Bank, amount to Ps. 2,701,356,924 and Ps. 3,515,249,523 as of September 30, 2007 and 2006, respectively.

Banco Hipotecario S.A. seeks to use the assets portfolio of the public sector, securing the application of the advance to finance the subscription of cover bonds, as stated by sec. 29, Decree No. 905/02.

As from January 1, 2006, the provisions of point 12, Communiqué “A” 3911 (Communiqué “A” 4455) became effective as to the fact that the assistance to the public section for this item (measured on average) may not exceed 40% of total assets related to the last day of the preceding month. By means of Communiqué “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, the amendment to such cap will be 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originates in clearances granted by the National Government due to the 2002 crisis, mainly related to the asymmetric dedollarization of assets and liabilities denominated in foreign currencies. For such reason and considering that the Public Sector’s assets exceed such cap (representing about 29% and 39% of assets as of September 30, 2007 and 2006, respectively), on January 19, 2006, Banco Hipotecario S.A. reported to the BCRA that it will decrease the proportion of its assets subject to the Public Sector’s exposure according to the amortization and settlement carried out by the Government of bonds received for the asymmetric compensation, in the currency of issuance, and thus far no objections have been received.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 16:	FINANCIAL LOANS

In line with the outstanding investment opportunities that became definite during the last year, such as our participation in BrasilAgro, and the acquisition of land and the develop investments in Norwest zone during the current year. The company contracted debt in higher levels than those incurred in previous years. As of September 30, 2007 our debt, without considering our convertible negotiable obligations, amounts to Ps. 147.7 million.

On analyzing the breakdown of such debt, we note the Credit Suisse loan to finance our investment in BrasilAgro for Ps. 25.2 million (Note 12.b) and Ps. 26.9 million to finance our crop production, the remaining balance, Ps. 95.6 million, are concentrated in the short-term.

Our aim for next year will be to adjust these maturities so as to generate cash in the Company, without putting aside a reduction of debt in line with future cash income arising from the regular business trend, the sale of assets or due to exercising options adhered to our convertible negotiable obligations.

The chart that follows discloses our Company debt as of September 30, 2007:

Bank	Currency	Total (Millions)	Term
Short-term	Pesos	95.6	Up to 180 days
Crop production financing	Pesos	26.9	Up to 185 days
Long-term	Pesos	25.2	1.2 years

NOTE 17:	IGSA’S TAX DEFERRAL

On December 19, 1996, under Decree 1968/96 the province of Catamarca approved the investment project submitted by Inversiones Ganaderas S.A., and conferred to it the benefits of Law No. 22,021 as amended by Law No. 22,702 subject to the conditions and scope detailed in the referred Decree.

The project is oriented towards the livestock business, and requires a total minimum investment of Ps. 1,600,002 to be made over a three year term. The investor is given the choice of deferring the payment of the amounts payable as income tax and value added tax. The amount of the deferred tax will be equal to 75% the direct capital contribution, i.e Ps. 1,200,000.

Deferred amounts do not accrue interest and are repayable in five consecutive annual payments as from the sixth fiscal year following the start-up date of the project that enjoys the benefit.

On October 15, 2002, Cresud S.A. deferred the balance assessed in the value added tax return for fiscal period 9/2002 for the sum of Ps. 540,000.

On December 30, 2003, given the significant benefit granted under Decree No. 384/2003 to those taxpayers who early repay deferred tax liabilities, Cresud S.A. repaid the deferred amount, for the sum of Ps. 249,317. Up to date it has still not made use of the remaining sums available under the project.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 18:	RESTRICTED ASSETS

As of September 30, 2007, the amount of 1,834,860 ADR´s of IRSA Inversiones y Representaciones S.A. are included in Non-Current Investments and Non-Current Loans which availability is restricted as a result of the loan contracted for financing the Brazil investment as mentioned in Note 12.b) to these financial statements.

The “San Pedro” establishment was included in fixed assets as of September 30, 2007. Such establishment has a mortgage on a fraction of its land to guarantee the payment for the purchase. To date, the amount of US$ 1.5 million is owed for such acquisition.

NOTE 19:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company is currently developing a capitalization program for executive management staff through contributions made by employees and by the Company (the “Program”).

The Plan is addressed to employees selected by the Company with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee´s extraordinary contributions.

Funds collected from participants´ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V.

Such funds will be freely redeemed under the requirement of the participants. The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

The participants or their successors will have access to 100% of the Program (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

•	ordinary retirement in line with the applicable working regulations

•	total or permanent disability or inability

•	death.

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the Company only if he has participated in the plan during a minimum term of 5 (five) years, provided certain conditions were complied with.

As of September 30, 2007 the Company had made contributions to the Program that amount Ps. 245,533.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 20:	SUBSEQUENT EVENTS

On October 25, 2007, the Company exercised the remaining IRSA warrants, which amounted to 12,458,011 for an amount of US$ 14,951,899.

Likewise, the Company signed title deeds from the purchase of farmland on September 22, 2007 for a total US$ 1.12 million, related to the sale of 4,974 hectares of “Los Pozos” located in the Province of Salta.

On October 10, 2007, the Company´s Ordinary and Extraordinary Meeting of Shareholders held the following issues, among other, referred to the agenda were approved by the majority stockholders:

•	The Annual Report and the financial statements as of June 30, 2007.

•

The distribution of cash dividends for up the amount of Ps. 7,500,000, prior a 5% deduction for the Legal Reserve. Finally, after this point was treated, the Shareholders’ Meeting resolved to distribute a dividend of Ps. 8,250,000.

•

Subscribing a stock capital increase for a nominal value of up to Ps. 180,000,000 of new book-entry shares of common stock, of Ps. 1 of nominal value and, entitled to one vote per share, entitled to dividends under the same conditions as shares outstanding upon issuance, to be publicly offered in Argentina or abroad.

On November 1, 2007, Cactus’s shareholders made irrevocable contributions towards future capital increases in the amount of Ps. 9,384,000, in proportion to their equity interest.

Cactus Feeders Inc. and Provemex Holdings LLC made cash contributions for Ps. 2,252,160 and Ps. 4,879,680, respectively. The Company made its own contribution by the partial capitalization of the financial payable to the Company for Ps. 2,252,160.

Cactus’s Extraordinary and Unanimous Shareholders’ Meeting held on November 1, 2007 approved the capital increase of Ps. 9,384,000 that was fully subscribed and paid in by all shareholders with the previously mentioned irrevocable contributions.

During October 2007, the administrative authority of Villa Mercedes, San Luis, where the feedlot is located (owned by our subsidiary, Cactus Argentina S.A.) has taken measures aimed at moving it out from its current location. Cactus is carrying out the respective judicial formalities to disallow such measure.

The Company has not recorded any significant subsequent effect that should be disclosed in a note to the financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Fixed Assets

Corresponding to the three-month periods beginning as from July 1, 2007 and 2006 and ended on September 30, 2007 and 2006

(Notes 1and 2)

Schedule A

Principal Account	Value at the beginning of the year Pesos	Additions and/or Transfers Pesos	Deductions and/or Transfers Pesos	Value at the end of the year/ period Pesos	Depreciation					Net carrying Value as of September 30, 2007 Pesos	Net carrying Value as of June 30, 2007 Pesos	Net carrying Value as of September 30, 2006 Pesos
					Rate %	Accumulated at the beginning of the year Pesos	Decrease of the year/Period Pesos	Current year/Period Pesos	Accumulated at the end of the year/period Pesos
Real estate	161,689,175	25,330	—	161,714,505	—	—	—	—	—	161,714,505	161,689,175	151,024,186
Wire fences	5,946,395	—	—	5,946,395	3	748,542	—	45,522	794,064	5,152,331	5,197,853	2,901,198
Watering troughs	4,406,916	—	—	4,406,916	5	1,125,310	—	52,203	1,177,513	3,229,403	3,281,606	2,315,001
Alfalfa fields and meadows	3,227,641	—	—	3,227,641	12-25-50	1,533,523	—	138,071	1,671,594	1,556,047	1,694,118	1,604,842
Buildings and constructions	30,612,362	—	—	30,612,362	2	3,123,956	—	158,083	3,282,039	27,330,323	27,488,406	26,805,178
Machinery	11,098,971	148,432	—	11,247,403	10	7,628,609	—	187,137	7,815,746	3,431,657	3,470,362	3,717,124
Vehicles	2,283,471	14,215	—	2,297,686	20	1,307,439	—	82,270	1,389,709	907,977	976,032	999,196
Tools	208,811	1,200	—	210,011	10	160,632	—	2,679	163,311	46,700	48,179	43,505
Furniture and equipment	1,143,068	13,134	—	1,156,202	10	869,760	—	20,139	889,899	266,303	273,308	328,389
Corral and leading lanes	896,488	14,865	—	911,353	3	145,473	—	6,680	152,153	759,200	751,015	719,560
Roads	2,058,589	—	—	2,058,589	10	720,499	—	42,591	763,090	1,295,499	1,338,090	1,188,690
Facilities	13,617,658	11,008	—	13,628,666	10-20-33	6,696,165	—	267,474	6,963,639	6,665,027	6,921,493	6,475,548
Computer equipment	1,967,450	19,315	—	1,986,765	20	1,133,754	—	96,566	1,230,320	756,445	833,696	516,264
Silo plants	1,277,416	—	—	1,277,416	5	464,374	—	18,623	482,997	794,419	813,042	675,133
Constructions in progress	7,034,802	3,032,457	—	10,067,259	—	—	—	—	—	10,067,259	7,034,802	12,238,936
Advances to suppliers	295,767	747,591	295,767	747,591	—	—	—	—	—	747,591	295,767	281,809

Total as of September 30, 2007	247,764,980	4,027,547	295,767	251,496,760		25,658,036	—	1,118,038	26,776,074	224,720,686

Total as of June 30, 2007	230,293,886	40,658,831	23,187,737	247,764,980		22,222,028	589,460	4,025,468	25,658,036		222,106,944

Total as of September 30, 2006	230,293,886	4,974,054	137,642	235,130,298		22,222,028	99,641	1,173,352	23,295,739			211,834,559

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Intangible Assets

Corresponding to the three-month periods beginning as from July 1, 2007 and 2006 and ended on September 30, 2007 and 2006

(Notes 1, 2, and 3)

Schedule B

Principal Account	Value at the beginning of the year Pesos	Additions of the year/period Pesos	Value at the end of the year/period Pesos	Depreciation				Net carrying value as of September 30, 2007 Pesos	Net carrying value as of June 30, 2007 Pesos	Net carrying value as of September 30, 2006 Pesos
				Accumulated at the beginning of the year Pesos	Of the year		Accumulated at the end of the year/period Pesos
					Rate %	Current year Pesos
Concessions rights	21,910,761	—	21,910,761	—		—	—	21,910,761	21,910,761	—
Total as of September 30, 2007	21,910,761	—	21,910,761	—		—	—	21,910,761
Total as of June 30, 2007	21,910,761	—	21,910,761			—			21,910,761
Total as of September 30, 2006	21,910,761	—	21,910,761	—		—	—			21,910,761

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Investments

Corresponding to the three-month periods beginning as from July 1, 2007 and 2006 and ended on September 30, 2007 and 2006

(Notes 1, and 2)

Schedule C

Securities	Amount	Value as of September 30, 2007 Pesos	Value as of June 30, 2007 Pesos	Value as of September 30, 2006 Pesos	Market value Pesos	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
							Capital Pesos	Income (loss) for the period Pesos	Shareholders´ Equity Pesos
Current Investments
Mutual Funds
Bony Hamilton Fund	580,656	1,805,840	37,946,618	26,454,800	3.110000
Santander Río Bank Special Fund		2,001,680	—	—

		3,807,520	37,946,618	26,454,800

Notes and Convertible Notes
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties, Interest on Convertible Notes 2007 -IRSA
IRSA Inversiones y Representaciones S.A.		—	379,408	1,150,549
Bonos Global 2010	110,000	116,315	120,899	101,061	1.057400
Bocon Pro 1	157,647	630	630	630	0.003996
Nobacs		—	—	3,011,392
Mortgage Bonds	909,852	914,392	1,027,284	1,203,653	1.004990

		1,031,337	1,528,221	5,467,285

Total current investments		4,838,857	39,474,839	31,922,085

Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
AGRO-URANGA S.A.					Unlisted	Agricultural livestock	2,500,000	1,281,655	20,585,289
Shares	893,069	7,353,634	6,895,791	3,698,904
Contribution on account of future subscriptions of shares		—	—	7,865
Higher value of property		11,179,150	11,179,150	11,179,150

		18,532,784	18,074,941	14,885,919

INVERSIONES GANADERAS S.A.					Unlisted	Rising and grazing cattle	11,668,570	(134,300)	9,654,175
Shares	11,668,569	9,654,154	9,788,454	10,243,892

		9,654,154	9,788,454	10,243,892

CACTUS ARGENTINA S.A.					Unlisted	Exploitation and administration of	18,071,563	255,621	24,528,038
Shares	4,337,175	5,886,729	5,825,380	4,462,408		Agriculture and beef cattle

		5,886,729	5,825,380	4,462,408

FUTUROS Y OPCIONES.COM S.A.					Unlisted	Gives information about markets and	960,937	210,989	3,000,489
Shares	672,656	2,100,343	1,952,651	679,230		And services of economics and
Contribution on account of future subscriptions of shares		—	—	420,000		Financial consulting through Internet

		2,100,343	1,952,651	1,099,230

AGROPECUARIA CERVERA S.A.					Unlisted	Agricultural and forestal	1,334,748	(282,172)	4,372,354
Shares	1,201,273	3,935,117	4,189,072	3,628,285
Contribution on account of future subscriptions of shares		—	—	1,165,273

		3,935,117	4,189,072	4,793,558

IRSA Inversiones y Representaciones S.A.
Shares (Note 15)	175,938,795	568,838,723	411,903,577	400,149,089	5.06	Real Estate	551,779,869	(30,025,419)	1,783,994,039

		568,838,723	411,903,577	400,149,089

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas						Agricultural and Real Estate	875,381,000	7,569,000	980,219,000
Shares	43,205	72,492,917	68,056,602	60,039,955

		72,492,917	68,056,602	60,039,955

	Subtotal	681,440,767	519,790,677	495,674,051

Other Investments
Convertible Notes 2007—IRSA (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		—	37,116,000	37,247,999
Coprolan		20,717	20,717	20,717	Unlisted
Exportaciones Agroindustriales Argentinas S.A.		241,556	241,556	—	Unlisted

	Subtotal	262,273	37,378,273	37,268,716

Goodwill
IRSA negative goodwill		(121,943,146)	(67,306,386)	(75,222,927)

	Subtotal	(121,943,146)	(67,306,386)	(75,222,927)

Total non-current investments		559,759,894	489,862,564	457,719,840

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Allowances and Provisions

Corresponding to the three-month periods beginning as from July 1, 2007 and 2006 and ended on September 30, 2007 and 2006

(Notes 1 and 2)

Schedule E

Item	Balances at beginning of the year Pesos	Increases Pesos	Decreases Pesos	Applications Pesos	Value as of September 30, 2007 Pesos	Value as of June 30, 2007 Pesos	Value as of September 30, 2006 Pesos
Deducted from assets
Allowance for doubtful accounts	372,359	—	(19,233)	—	353,126	372,359	372,359
Included in liabilities
For pending lawsuits	45,216	—	—	—	45,216	45,216	45,216
Total as of September 30, 2007	417,575	—	(19,233)	—	398,342	—	—
Total as of June 30, 2007	444,173	—	(24,127)	(2,471)	—	417,575	—
Total as of September 30, 2006	444,173	—	(24,127)	(2,471)	—	—	417,575

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of sales

Corresponding to the three-month periods beginning as from July 1, 2007 and 2006 and ended on September 30, 2007 and 2006

(Notes 1 and 2)

Schedule F.1

	Crops		Beef cattle		Milk		Others		Total
	September 30, 2007 Pesos	September 30, 2006 Pesos	September 30, 2007 Pesos	September 30, 2006 Pesos	September 30, 2007 Pesos	September 30, 2006 Pesos	September 30, 2007 Pesos	September 30, 2006 Pesos	September 30, 2007 Pesos		September 30, 2006 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	65,090,604	59,445,800	—	—	—	—	65,090,604		59,445,800
Crops	30,866,271	10,550,495	—	—	—	—	—	—	30,866,271		10,550,495
Seeds and fodder	360,162	478,313	—	—	—	—	—	—	360,162		478,313
Materials and others	—	—	—	—	—	—	693,296	127,024	693,296		127,024
	31,226,433	11,028,808	65,090,604	59,445,800	—	—	693,296	127,024		97,010,333		70,601,632
Holding gain – Beef cattle	—	—	473,985	969,321	—	—	—	—		473,985		969,321
Holding gain – Crops and raw materials	6,779,626	722,475	—	—	—	—	—	—		6,779,626		722,475
Production	2,238,863	597,946	3,851,533	3,082,732	4,112,227	2,062,205	—	—		10,202,623		5,742,883
Transfer of inventories to fixed assets	—	—	—	—	—	—	(186,123)	(67,111)		(186,123)		(67,111)
Transfer of inventories to expenses	(1,593,789)	(1,496,929)	(19,177)	(940)	—	—	(530,211)	(130,249)		(2,143,177)		(1,628,118)
Recovery of inventories	—	—	—	89,717	—	—	—	—		—		89,717
Purchases	5,133,162	1,095,014	1,308,939	1,954,852	—	—	542,327	178,632		6,984,428		3,228,498
Operating expenses (Schedule H)	—	—	—	—	—	—	301,922	4,536		301,922		4,536
Less:
Inventories at the end of the period
Beef cattle	—	—	(60,164,808)	(57,225,175)	—	—	—	—	(60,164,808)		(57,225,175)
Crops	(26,136,862)	(3,974,071)	—	—	—	—	—	—	(26,136,862)		(3,974,071)
Seeds and fodder	(372,297)	(556,844)	—	—	—	—	—	—	(372,297)		(556,844)
Materials and others	—	—	—	—	—	—	(666,455)	(101,461)	(666,455)	(87,340,422)	(101,461)	(61,857,551)
Cost of Sales	17,275,136	7,416,399	10,541,076	8,316,307	4,112,227	2,062,205	154,756	11,371		32,083,195		17,806,282

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of production

Corresponding to the three-month periods beginning as from July 1, 2007 and 2006 and ended on September 30, 2007 and 2006

(Notes 1 and 2)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	September 30, 2007 Pesos	September 30, 2006 Pesos	September 30, 2007 Pesos	September 30, 2006 Pesos	September 30, 2007 Pesos	September 30, 2006 Pesos	September 30, 2007 Pesos		September 30, 2006 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	—	—	11,113,378	9,389,631	11,113,378		9,389,631
Unharvested crops	2,342,025	1,662,592	—	—	—	—	2,342,025		1,662,592
Seeds and fodder	—	—	1,336,519	168,766	554,095	123,568	1,890,614		292,334
Materials and others	3,609,519	4,142,815	465,981	—	160,940	119,865	4,236,440		4,262,680
	5,951,544	5,805,407	1,802,500	168,766	11,828,413	9,633,064		19,582,457		15,607,237
Holding gain – Beef cattle	—	—	—	—	(31,076)	(8,077)		(31,076)		(8,077)
Holding gain – Crops and raw materials	536,140	—	—	—	—	—		536,140		—
Production	—	—	113,361	—	132,716	—		246,077		—
Transfer of inventories to fixed assets	(56,204)	—	—	—	—	—		(56,204)		—
Transfer of unharvested crops to expenses	(3,328,929)	(3,319,132)	(1,249,930)	(172,129)	(1,332,584)	(465,920)		(5,911,443)		(3,957,181)
Recovery of inventories	—	—	—	—	—	(89,717)		—		(89,717)
Purchases	11,685,338	10,072,839	343,630	—	1,964,782	767,032		13,993,750		10,839,871
Operating expenses (Schedule H)	3,513,587	1,860,535	5,550,827	3,864,819	2,996,828	2,094,869		12,061,242		7,820,223
Less:
Inventories at the end of the period
Beef cattle	—	—	—	—	(11,815,500)	(9,386,961)	(11,815,500)		(9,386,961)
Unharvested crops	(6,904,835)	(6,120,358)	—	—	—	—	(6,904,835)		(6,120,358)
Seeds and fodder	—	—	(570,288)	(2,890)	(547,182)	(143,490)	(1,117,470)		(146,380)
Materials and others	(7,839,263)	(7,238,730)	(510,485)	—	(144,390)	(187,731)	(8,494,138)	(28,331,943)	(7,426,461)	(23,080,160)
Cost of Production	3,557,378	1,060,561	5,479,615	3,858,566	3,052,007	2,213,069		12,089,000		7,132,196

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Corresponding to the three-month periods beginning as from July 1, 2007 and 2006 and ended on September 30, 2007 and 2006

(Notes 1 and 2)

Schedule G

Item	September 30, 2007				June 30, 2007			September 30, 2006
	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign Currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks in Dollars	US$	1,658,683	3.110	5,158,504	US$	12,833,941	39,182,021	US$	51,461	157,678
Cash and banks in Brazilian Reais	Rs	2,584	1.410	3,643	Rs	2,584	3,643	Rs	463	622
Investments:
Mutual funds	US$	580,656	3.110	1,805,840	US$	12,429,289	37,946,618	US$	8,643,073	26,454,800
Interest from IRSA Convertible Notes 2007		—		—	US$	122,667	379,408		—	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		—		—		—	—	US$	370,667	1,150,549
Trade accounts receivable:
Trade accounts receivable	US$	300,491	3.110	934,526	US$	174,180	531,771		—	—
Other receivables:
Secured by mortgages	US$	2,225,618	3.110	6,921,671	US$	2,291,261	6,995,220	US$	907,587	2,780,848
Guarantee deposits	US$	2,613,507	3.110	8,128,006	US$	918,904	2,805,415	US$	456,969	1,400,153
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.		—		—		—	—	US$	3,184	9,884
IRSA Inversiones y Representaciones S.A.				—	US$	34,563	106,903		—	—
Others	US$	17,514	3,150	55,169	US$	20,000	61,860	US$	15,922	49,421

Non-Current Assets
Other receivables
Secured by mortgages	US$	3,576,668	3,110	11,123,438	US$	4,290,164	13,097,871	US$	1,999,992	6,127,975
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Alto Palermo S.A	US$	22,290	3,150	70,215	US$	57,660	178,341	US$	156,034	484,330
IRSA Inversiones y Representaciones S.A.	US$	4,458	3,150	14,043	US$	13,294	41,117	US$	37,894	117,623
Cactus Argentina S.A.	US$	637	3,150	2,006	US$	1,326	4,100		—	—
Others	US$	4,098	3,150	12,908	US$	7,330	22,673	US$	22,291	69,190
Investments:
IRSA Convertible Notes 2007
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		—		—	US$	12,000,000	37,116,000	US$	12,000,000	37,247,999
US$	US$	11,004,620		34,226,326	US$	45,194,579	138,469,318	US$	24,665,074	76,050,450
Rs	Rs	2,584		3,643	Rs	2,584	3,643	Rs	463	622
Total Assets				34,229,969			138,472,961			76,051,072

US$: US Dollars

Rs: Brazilian Reais

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Corresponding to the three-month periods beginning as from July 1, 2007 and 2006 and ended on September 30, 2007 and 2006

(Notes 1 and 2)

Schedule G (Cont)

Item	September 30, 2007				June 30, 2007			September 30, 2006
	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current liabilities
Trade accounts payable:
Suppliers	US$	5,629,045	3.150	17,731,492	US$	4,119,905	12,742,867	US$	2,393,892	7,430,641
Accrual for other expenses	US$	17,514	3.150	55,170	US$	206,984	640,202	US$	1,534,995	4,764,624
Loans:
Local banks	US$	8,534,334	3.150	26,883,153	US$	5,552,260	17,173,139	US$	4,297,669	13,339,964
Interest of Convertible Notes 2007	US$	58,121	3.150	183,081	US$	28,648	88,608	US$	780,689	2,423,260
Convertible Notes 2007	US$	1,889,521	3.150	5,951,991	US$	2,768,826	8,563,979		—	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	US$	33,600	3.150	105,840	US$	33,676	104,160		—	—

Non-current liabilities
Trade accounts payable
Accrual for other expenses	US$	3,503	3.150	11,034	US$	79,609	246,231	US$	222,906	691,900
Loans:
Foreign Banks	US$	8,000,000	3.150	25,200,000	US$	8,000,000	24,744,000	US$	7,700,000	23,900,800
Convertible Notes 2007		—		—		—	—	US$	10,272,153	31,884,763
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders		—		—		—	—	US$	14,968,361	46,461,793
Directors		—		—		—	—	US$	33,600	104,294
Total Liabilities	US$	24,165,638		76,121,761	US$	20,789,908	64,303,186	US$	42,204,265	131,002,039

US$: US Dollars

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the three-month periods beginning as from July 1, 2007 and 2006 and ended on September 30, 2007 and 2006

(Notes 1 and 2)

Schedule H

Items	Total as of September 30, 2007 Pesos	Operating Expenses					Expenses		Total as of September 30, 2006 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	76,179	—	—	—	—	—	—	76,179	70,200
Fees and payments for services	1,370,695	159,666	14,826	95,451	49,389	—	—	1,211,029	428,022
Salaries and wages	2,558,167	1,030,390	70,757	651,152	308,481	—	—	1,527,777	2,279,588
Social security taxes	785,944	215,445	24,446	120,995	70,004	—	—	570,499	571,433
Taxes, rates and contributions	53,420	12,787	3,918	1,895	6,974	—	—	40,633	125,862
Gross sales taxes	335,311	—	—	—	—	—	335,311	—	180,890
Office and administrative expenses	352,237	—	—	—	—	—	—	352,237	257,731
Bank commissions and expenses	3,001	3,001	328	2,451	222	—	—	—	4,188
Depreciation of fixed assets	1,118,038	972,319	570,448	279,429	122,442	—	—	145,719	1,173,352
Vehicle and traveling expenses	240,798	131,522	15,553	101,568	14,401	—	—	109,276	268,156
Spare parts and repairs	561,210	560,928	64,773	342,010	154,145	—	—	282	321,584
Insurance	30,898	23,645	3,173	18,328	2,144	—	—	7,253	54,625
Benefits to Employees	163,065	77,951	7,392	56,110	14,449	—	—	85,114	164,149
Livestock expenses (1)	3,955,501	3,649,549	—	3,649,549	—	—	305,952	—	2,927,570
Dairy farm expenses (2)	2,214,982	2,194,513	—	—	2,194,513	—	20,469	—	1,614,188
Agricultural expenses (3)	4,987,832	2,985,006	2,683,084	—	—	301,922	2,002,826	—	1,498,652
Silo expenses	14,596	14,596	14,596	—	—	—	—	—	46,571
General expenses	329,265	329,265	40,051	231,889	57,325	—	—	—	150,639
Lease of machinery and equipment	162	162	162	—	—	—	—	—	—
Safety and hygiene expenses	2,419	2,419	80	—	2,339	—	—	—	—
Advertising expenses	2,668	—	—	—	—	—	2,668	—	—
Total as of September 30, 2007	19,156,388	12,363,164	3,513,587	5,550,827	2,996,828	301,922	2,667,226	4,125,998	—
Total as of September 30, 2006		7,824,759	1,860,535	3,864,819	2,094,869	4,536	1,370,401	2,942,240	12,137,400

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables and prepaid expenses without a due date as of September 30, 2007

	Other Receivables Pesos	Law No. 19,550 Section 33
		FYO	CACTUS	IRSA	BRASILAGRO	ACER
		Other Receivables
		Pesos	Pesos	Pesos	Pesos	Pesos
Current	15,640,247	22,603	5,512,551	—	30,537	—
Non-current	27,307,103	—	2,006	14,043	—	20,041,244

b.	Trade Accounts Receivable and other receivables to fall due as of September 30, 2007

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33	Other Receivables Pesos
		FYO
		Trade Accounts Receivable Pesos

12/31/07	11,503,312	7,846,432	21,316,795
03/31/08	—	—	6,460,981
06/30/08	—	—	5,731,561
09/30/08	—	—	4,072,284
06/30/09	—	—	3,779,689
09/30/09	—	—	1,782,030
06/30/10	—	—	3,779,689
09/30/10	—	—	1,782,030

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Consolidated Financial Statements

(Continued)

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts as of September 30, 2007.

b.	Debts without a due date as of September 30, 2007.

	Trade Payables Pesos	Loans Pesos	Taxes Payable Pesos	Allowances Pesos
Current	—	95,572,531	—	—
Non-current	11,034	—	47,590,073	45,216

c.	Debts to fall due as of September 30, 2007.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33				Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debts Pesos
		IGSA	Cactus	ACER	IRSA
		Trade Accounts Payable
		Pesos	Pesos	Pesos	Pesos
12/31/07	40,332,570	125,790	389,245	767,265	130,265	8,558,359	2,504,801	7,212,516	802,844
03/31/08	—	—	—	—	—	9,909,675	—	—	—
06/30/08	—	—	—	—	—	10,837,627	—	964,517	—
09/30/08	—	—	—	—	—	3,815,532	—	—	—
12/31/08	—	—	—	—	—	25,200,000	—	—	—

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Receivable	Law No. 19,550 Section 33	Other Receivables	Law No. 19,550 Section 33
		FYO		IRSA	ACER	APSA	FYO	Cactus
		Trade Accounts Receivable		Other Receivables
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
In Pesos	10,568,786	7,846,432	65,371,539	—	20,041,244	—	23,603	5,512,551
In Dollars	934,526	—	26,241,192	14,043	—	70,215	—	2,006

b.	All accounts receivable and other receivables and prepaid expenses are not subject to adjustment provisions.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes Financial Statements

(Continued)

c.

	Trade Accounts Receivable	Law No. 19,550 Section 33	Other Receivables	Law No. 19,550 Section 33
		FYO		FYO	ACER	IRSA	Cactus
		Trade Accounts Receivable		Other Receivables
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding balances accruing interests	—	—	17,559,041	—	18,652,208	—	5,146,260
Outstanding balances not accruing interests	11,503,312	7,846,432	74,123,905	23,603	1,389,036	14,043	368,297

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33				Loans Pesos	Salaries and Social security Payables Pesos	Taxes Payables Pesos	Other Debts Pesos	Provisions Pesos
		IRSA	Cactus	IGSA	ACER
		Trade Accounts Payables
		Pesos	Pesos	Pesos	Pesos
In Pesos	22,545,908	130,265	389,245	125,790	767,265	95,569,659	2,504,801	55,767,106	802,844	45,216
In Dollars	17,797,696	—	—	—	—	58,324,065	—	—	—	—

b.	All debts outstanding are not subject to adjustment provisions.

c.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33				Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debts Pesos	Provisions Pesos
		IRSA	Cactus	IGSA	ACER
		Trade Accounts Payable
		Pesos	Pesos	Pesos	Pesos
Outstanding debts accruing Interests	4,892,518	—	—	—	—	153,710,643	—	—	—	—
Outstanding debts not accruing interests	35,451,086	130,265	389,245	125,790	767,265	183,081	2,504,801	55,767,106	802,844	45,216

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Notes to the Consolidated Financial Statements

(Continued)

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of September 30, 2007 are described in captions 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of September 30, 2007 there were advance payments to directors for Ps. 367,918, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a period in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a.	Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in (Mercado de Hacienda de Liniers).

b.	Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c.	Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d.	The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the period less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the depreciations with the income of the Company.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Account Value Pesos
Buildings, machinery, silos and furniture	Theft, fire and technical insurance	76,175,718	32,579,147
Vehicles	Theft, fire and civil and third parties liability	2,321,686	907,977

16.	CONTINGENCIES

As of September 30, 2007 there are no contingent situations that have not been accounted for.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 18 to the Financial Statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight

SUMMARY as of September 30, 2007

Buenos Aires, November 5, 2007 - Cresud S.A.C.I.F. y A. (Nasdaq: CRESY – BCBA: CRES), one of the leading agricultural companies in Argentina, announces today its results for the first quarter of fiscal year 2008 ended September 30, 2007.

Results for the first quarter of fiscal year 2008 showed a net loss of Ps.12.6 million compared to a Ps. 1.9 million profit posted the same period of the previous fiscal year. The decrease in net results is mainly explained by the operating losses and interests in related companies.

Consolidated net sales for the period amounted to Ps.38.3 million, 63.8% higher than those posted for the same period of the previous fiscal year. Noteworthy in this respect is the increase in crop sales, in excess of 119.9% when compared to the first quarter of 2007.

Operating revenues amounted to Ps.11.3 million in the first quarter of fiscal year 2008, 84.4% up from those recorded in the same quarter of the previous fiscal year. This improvement resulted mainly from a Ps.2.6 million increase in the Crops segment, a Ps. 0.4 million increase in the Beef Cattle segment, and a Ps.2.2 million increase in the Milk segment.

Gross profit during the first quarter of fiscal year 2008 amounted to Ps.1.4 million as compared to the Ps.0.2 million gross profit posted during the same period of the previous year. This increase mainly results from a higher gross profit from the milk segment, which amounted to Ps.1.2 million in the first quarter of fiscal year 2008 compared to a loss of Ps.0.1 million in the same period of the previous fiscal year. The Others segment also contributed to this result, as the gross profit from this segment increased to Ps.1.4 million in the first quarter of fiscal year 2008 from Ps.0.2 million in the first quarter of fiscal year 2007.

Operating results showed for the quarter ended September 30, 2007 a Ps.7.2 million loss compared to a loss of Ps.2.8 million recorded in the same period of fiscal year 2007. This result is mainly due to an increase in gross profit of Ps.1.3 million, higher selling expenses of Ps.1.3 million, an increase of Ps.1.0 million in administrative expenses and a Ps.3.3 million reduction in the result from holdings of inventories (cattle, grains and supplies) and hedge transactions in the Futures Market.

Results from related companies showed a Ps.5.3 million loss mainly due to the results of our interest in IRSA Inversiones y Representaciones S.A. as of September 30, 2007.

Summary of operations

Crops

Crops sales for the quarter totaled Ps.18.6 million, compared to sales for Ps.8.4 million in the previous fiscal year. The increase in sales is mainly due to the volume of crops sold, which amounted to 37,568 tons at an average price per ton of Ps.507 compared to the 20,229 tons sold at an average price of Ps.417 in the same period of the previous fiscal year. The higher sales volume was also favored by the increase in crop production and larger stock of crops at the beginning of the first quarter of fiscal year 2008.

The stock of crops as of the end of the quarter totaled 51,493 tons, 23,890 of which were corn, 21,714 were soybean, 4,650 were wheat, and 1,239 were other crops.

Gross results in the segment for the period ended September 30, 2007 were a Ps. 0.5 million loss, compared to the Ps.0.6 million profit for the same period of the previous fiscal year.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

For the current season we have allocated 60,178 hectares to agriculture, 29,624 of which are leased from third parties and 5,200 are operated under concession. Compared to the previous fiscal year, we have increased the number of total hectares allocated to agriculture by 7,663.

Beef Cattle

As of September 30, 2007, the Company’s cattle stock was 78,277 heads, i.e., a figure quite similar to that posted for the same period of the previous year, with a total of 126,492 hectares allocated to beef cattle activities. The number of hectares allocated to beef cattle production increased by 7,131 hectares compared to the same period of the previous year due to the increased amount of land operated under lease and the conversion of land reserves to livestock production in the “Los Pozos” farm.

Beef cattle sales amounted to Ps.11.8 million for the first quarter of fiscal year 2008, when a total of 4,669 tons were sold, whilst during the first quarter of fiscal year 2007 the tons sold had amounted to 4,578.

The gross result from the beef cattle segment was a Ps. 0.7 million loss and beef cattle production amounted to 1,442 tons for the first quarter of fiscal year 2008, compared to a similar loss yet with a production of 1,754 in the same period of the previous fiscal year. The decrease in production volumes was mainly due to the deconsolidation of Cactus Argentina S.A. resulting from the reduction in our interest from 50% to 24%, compared to the proportional consolidation of such company during the first quarter of fiscal year 2007.

Prospects for the Argentine market are good. The Government increased exports of beef cattle cuts and reduced regulations on the industry and Argentina consolidated its status as a country free of foot and mouth disease where vaccination is practiced, which translated into a re-opening of almost all foreign markets. Additionally, global demand continued to grow, which would represent a major driver for the price of beef cattle.

Source: USDA

Milk

Milk production increased by 26.7% in the quarter, from 3.9 million liters as of September 30, 2006 to 5.0 million as of September 30, 2007. This increase was mainly due to the startup of production in the new dairy facility located in our “La Juanita” farm, which increased its milking capacity to 1,800 cows, and the higher efficiency rate of the daily average milk production per head.

The gross result increased from a loss of Ps. 0.15 million in the first quarter of fiscal year 2007 to an income of Ps.1.2 million in the first quarter of fiscal year 2008.

During the first quarter of fiscal year 2007 we had 6,606 cattle heads in 2,376 hectares allocated to milk production, whereas in the first quarter of fiscal year 2008 this figure increased to 7,276 heads in 3,723 hectares. On average, there are 2,848 milking cows per day, 14.7% higher than for the same period of the previous year.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

At present, the Company’s dairy facilities are located in the “La Juanita” farm, where the feeding system is based mainly on pastures (with lower costs) and in “El Tigre”, a dairy farm equipped with state-of-the-art technology.

Sale of farms

In August 2007, we executed a preliminary sales agreement without transfer of possession in connection with 4,974 hectares of the “Los Pozos” establishment located in the Province of Salta. The agreed sales price was US$ 1.1 million i.e., US$ 225.0 per hectare. As of September 30, 2007, US$ 0.3 million had been collected, while the balance has been financed. Income derived from this sale will be approximately US$ 1.0 million. It should be noted that the parcel sold under this transaction was recorded in the Company’s books at US$ 7.0 per hectare. After the closing of the first quarter of fiscal year 2008 the Company signed the title deeds of these properties.

Development of marginal lands

We consider the potential offered by the sector to lie on the development of marginal areas, as has been the case in various countries worldwide. With current state-of-the-art technology, similar yields can be obtained with larger profits than those registered in core areas.

During the first quarter of fiscal 2008, we continued with the development of our “Los Pozos” farm located in the Province of Salta, which is expected to reach a total net surface area of 63,000 hectares of prairies sown by the end of fiscal year 2008. Progress was also made in the development of Agropecuaria Cervera S.A., which will add 6,000 hectares for agricultural production by the end of fiscal year 2008.

As of September 30, 2007 Cresud had own land reserves amounting to 315,668 hectares that were purchased at very attractive prices, and 151,648 hectares in lands under concession. The own land reserves include 90,000 hectares of the “8 de Julio” farm, in the Province of Santa Cruz, which will be allocated to wool production during this fiscal year. We are convinced that with the development of these areas and the aid of technological breakthroughs, the value of land will show an upward trend that will result in significant revenues for the company.

Investments in other companies

BrasilAgro

BrasilAgro, a Brazilian company listed in the Bovespa since May 2006, was founded with the purpose of replicating Cresud’s business in Brazil. The Company is engaged mainly in four business lines while keeping its focus on Real Estate for farming purposes: sugar cane, grains and cotton, forestry, and cattle beef.

BrasilAgro’s founding shareholders include Cresud, Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment. As of September 30, 2007 Cresud held 7.4% of BrasilAgro’s outstanding common stock capital.

As of September 30, 2007, BrasilAgro had purchased four properties at highly attractive prices compared to the average values prevailing in the respective regions, all of which have great appreciation potential, namely: “Sao Pedro” of 2,443 hectares, in Chapado do Sul (MS); “Cremaq” of 32,375 hectares in Baixa Grande do Ribeiro (PI); “Engenho” of 2,022 hectares in Maracajú (MS); and “Jatobá”, of 31,603 hectares in Jaborandi (BA). It also entered into agreements for the purchase of three additional properties: “Araucária” of 15,543 hectares in Mineiros (GO), “Alto Taquari” of 5,266 hectares in Alto Taquari (MT) and a third property of 37,799 hectares in Correntina (BA).

BrasilAgro will maintain its focus on the agricultural real estate business and will look for new business opportunities that allow it to consolidate a significant property portfolio, as well as the development of its four business lines: sugar cane, grains and cotton, forestry, and cattle beef.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Cactus Argentina S.A.

Cactus Argentina S.A., our feedlot and slaughtering facility operator in which we hold a 24.0% interest, continued consolidating its growth and playing a major role in our Company’s cattle beef production.

During this quarter Cactus Argentina S.A. recorded a gross profit of Ps. 5.7 million, compared to a gross profit of Ps. 0.7 million obtained in the same quarter of the previous fiscal year. In addition, its net income for the quarter was Ps. 0.3 million.

Cactus Argentina S.A. is the only Argentine company with vertical integration in the cattle beef industry. The feedlot cattle beef production is processed in the company’s packing plant for the Argentine and export markets. Feedlot cattle beef production with a corn-based diet has been growing at a very dynamic pace.

The company has gained a reputation in the market due to the uniform final product that results from feedlot animals, which allows it to offer high-quality products along with higher sales prices.

After the closing of the first quarter of fiscal year 2008, the General Extraordinary Unanimous Shareholders’ Meeting of Cactus Argentina S.A. approved a capital increase of Ps. 9.4 million, that was fully subscribed for and paid in by the shareholders. Cactus Feeders Inc. and Provemex Holdings LLC made cash contributions of Ps. 2.3 million and Ps. 4.9 million, respectively. Cresud made its contribution through the partial capitalization of the financial debt balance it holds with the Company for Ps. 2.3 million.

After the closing of the quarter, the administrative authority of Villa Mercedes, San Luis, with jurisdiction over the property where the feedlot is located, ordered that the feedlot should be moved elsewhere. Cactus is taking the judicial steps necessary to cause the measure to be dismissed.

FyO

Futuros Y Opciones.com S.A. (FyO), the Internet portal in which we hold a 70.0% equity interest, continues to strengthen its position as the leading website in the agricultural sector, covering a broad range of commercial services for the agricultural and livestock industry including direct sales of inputs and crop brokerage activities.

Today FyO has a database of 40,000 users, and of more than 5,000 agricultural farmers who are authorized to close deals. Its strategy is focused on commercial services to farmers by leveraging on Cresud’s experience and operational capacity in the business, with FyO being the nexus with the customer.

FyO also deals in the futures and options market known as Mercado a Término de Buenos Aires. Traded volumes have surpassed expectations as our futures’ hedging service becomes a fundamental tool for our customers’ price risk management policy.

During the quarter ended September 30, 2007 Futuros y Opciones.com S.A.’s income amounted to Ps.3.1 million, 292.7% higher than the income recorded in the same period of the previous year. The net result for the quarter was a Ps. 0.2 million profit.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Principal indicators for the three-month period ended September 30, 2007 and 2006:

		3-month period ended September 30, 2007	3-month period ended September 30, 2006%
	Sales (volume)
	Wheat (tons)	1,838	8,889	(79.3)%
	Corn (tons)	19,548	3,805	413.8%
	Sunflower (tons)	3,157	479	599.6%
	Soybean (tons)	12,526	7,056	77.5%
	Other (tons)	500	—	100.0%
	Total Crops (tons)	37,568	20,229	85.7%

	Beef (tons)	4,669	4,578	2.0%

	Milk (Thousands of liters)	4,952	3,907	26.7%

	Production
	Wheat (tons)	—	—	0.0%
	Corn (tons)	9,116	2,618	248.1%
	Sunflower (tons)	—	—	0.0%
	Soybean (tons)	12	—	100.0%
	Other (tons)	57		100.0%
	Total Crops (tons)	9,185	2,618	250.8%

	Beef (tons)	1,442	1,754	(17.8)%

	Milk (Thousands of liters)	4,952	3,907	26.7%

	Operating surface area (in hectares)
Crops	Owned farms	25,354	22,708	11.7%
	Leased farms	29,624	25,307	17.1%
	Farms under concession	5,200	4,500	15.6%
Beef cattle	Owned farms	97,901	104,933	(6.7)%
	Leased farms	28,591	14,428	98.2%
Milk	Owned farms	3,723	2,376	56.7%

	Land reserves (in hectares)
	Owned farms	315,668	250,722	25.9%
	Farms under concession	151,648	155,500	(2.5)%

	Surface area under irrigation
	Owned farms	3,748	3,701	1.3%
	Leased farms	976	1,002	(2.6)%

	Storage capacity (tons)
	Owned plants	10,000	10,000	0.0%
	Leased plants	8,000	8,000	0.0%

	Beef Cattle Stock
	Breeding (head)	62,334	66,336	(6.0)%
	Fattening (head)	15,943	13,672	16.6%
	Milking Cows (head)	7,276	6,606	10.1%
	Total Beef Cattle Stock (head)	85,553	86,614	(1.2)%
	Daily average milking cows (head)	2,848	2,484	14.7%

Note:- Does not include Agro-Uranga S.A. (35.72% of 8,299 hectares).

- Land reserves in owned farms in the first quarter of fiscal 2008 include 90,000 hectares at the 8 de Julio farm (Santa Cruz) to be allocated to wool production in this fiscal year.

-The production volume for the first quarter of fiscal years 2008 and 2007 represents the remainder of the 2007 and 2006 seasons, respectively.

-Farms in concession correspond to a surface area proportional to our 99.99% interest in Agropecuaria Cervera S.A.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Results from IRSA Inversiones y Representaciones S.A.

The net income of IRSA Inversiones y Representaciones (NYSE: IRS – BASE: IRSA) for the quarter ended September 30, 2007 totaled a Ps.30.0 million loss compared to a Ps. 15.6 million profit recorded for the same period of fiscal year 2007. Rather than a deficiency in operating performance -which quite the opposite, improved its results- this result reflects the increase in financial expenses and results from other companies. This result may be explained as follows:

Operating income increased 7.6%, from Ps. 51.3 million recorded in the first quarter of fiscal year 2007 to Ps. 55.2 million for the same period of fiscal year 2008, mainly driven by an improved performance in revenues, which grew by 15.3% totaling Ps. 195.6 million compared to Ps.169.6 million recorded in the first quarter of fiscal year 2007. The share of each segment in the net sales was as follows: sales and development, Ps.1.2 million; offices and other lease properties, Ps.20.7 million; shopping centers, Ps.80.1 million; hotels Ps.35.3 million, credit cards, Ps.58.0 million, and financial operations and others, Ps.0.3 million.

Finally, results from related companies showed a loss of Ps.19.5 million in the first quarter of fiscal year 2008, compared to a profit of Ps.1.4 million in the same quarter of fiscal year 2007, mainly due to lower income from our interest in Banco Hipotecario.

IRSA is Argentina’s leading real estate company, with a totally diversified portfolio of properties. IRSA operates in the following business segments:

•	Office rental and other properties with more than 250,143 sqm. of premium offices for lease.

•

Operation of Shopping Centers through its 62.5% equity interest in Alto Palermo S.A. (APSA) (Nasdaq: APSA, BASE: APSA). APSA is one of the leading operators of shopping centers in Argentina and it owns or holds a majority shareholding in 10 shopping centers with 253,932 sqm. gross leaseable area.

•	Holding and operation of luxury hotels through its equity interest in 3 five-star hotels.

Besides, IRSA owns residential properties for sale and land reserves for current and future developments appraised at Ps. 502.5 million.

Additionally, IRSA holds 11.76% of Banco Hipotecario’s capital stock. BHSA is the leading Argentine mortgage bank, with a net worth amounting to Ps.2,438.8 million. This amount has been calculated in accordance with Professional Accounting Standards.

IRSA’s Total Consolidated Assets amount to Ps.4,241 million and its net worth amounts to Ps. 1,784 million.

During the first quarter of fiscal year 2008 Cresud converted US$ 12.0 million Convertible Notes issued by IRSA and exercised 20.5 million Warrants of such company. As of September 30, 2007 our interest in IRSA was 31.9% of the total outstanding shares. After the closing of the period, Cresud exercised its residual holding of IRSA’s warrants, totaling 12,458,011, for an amount of US$ 15.0 million, and reaching a 34.3% interest in IRSA on a fully diluted basis.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Other Relevant Highlights

Reduction of debt due to conversion of Notes and exercise of Warrants

Currently, Cresud’s debt under Convertible Notes was reduced from the US$ 50,000,000 originally issued by US$ 48,076,879 as a consequence of the conversions received. Additionally, as of September 30, 2007, a total of 47,954,264 warrants have been exercised, in exchange for which the Company received US$ 57.5 million.

Therefore, considering all conversions and exercises of warrants received, the number of outstanding Convertible Notes as of today is US$ 1,923,121 while the number of outstanding warrants is 2,045,736. A total of 189,112,018 shares were issued raising the Company’s total number of outstanding shares to 313,396,410.

The following charts show the past, current and potential situation of the Convertible Notes issued on November 14, 2002, under the laws of the State of New York, at an interest rate of 8% (paid semiannually), due November 14, 2007, which are convertible at a price of US$ 0.5078 per share of Ps.1.00 par value (1.9693 shares of Ps.1.00 par value per Convertible Note). Additionally, each Convertible Note contains a warrant, which allows the holder to acquire for each Convertible Note 1.9693 shares of Ps. 1.00 par value, at a price of US$ 0.6093 each.

Note: Total conversion refers to the situation in which all the holders of Convertible Notes exercise their conversion rights and exercise all their Warrants

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Approval of dividend distribution and stock capital increase

After the closing of the first quarter of fiscal year 2008, the General Ordinary and Extraordinary Shareholders’ Meeting held on October 10, 2007 approved the distribution of cash dividends for Ps. 8.25 million.

In addition, the meeting approved a capital stock increase of up to Ps. 180 million par value, through the issuance of up to 180 million new common, book-entry shares of Ps.1.00 par value each and carrying one vote per share, entitled to dividends under the same conditions as the shares that are outstanding at the time of their issuance, to be publicly offered in Argentina or abroad. The Shareholders’ Meeting also resolved to grant free of charge to the subscribers of the stock capital increase, a warrant for subscribing common shares of the Company, which entitles to one share for every three shares of stock subscribed for. The exercise price of the warrants will be determined by the Board of Directors taking into account the subscription price plus a premium of up to 100%.

We expect to use the proceeds of the offering to finance an increase in our shareholding interest in IRSA and to make future investments in working capital and in the agricultural business in Latin America. We intend to focus principally on investments in Argentina, Brazil, Uruguay, Paraguay and Bolivia but may invest in other countries to the extent we believe such investments are consistent with our business strategy.

Financial Debt

As a result of the excellent investment opportunities seized in the course of the previous fiscal year, such as our ownership interest in BrasilAgro, the acquisition of farms and the increasing amount of our investments in NW Argentina during the current fiscal year, we have incurred indebtedness at levels higher than those incurred in previous fiscal years, totaling as of September 30, 2007 indebtedness in the amount of Ps.147.7 million, exclusive of our convertible notes.

Such indebtedness is composed of a loan granted by Credit Suisse for the purpose of financing our investment in BrasilAgro for Ps. 25.2 million and Ps.26.9 million for the purpose of financing our crop production, while the balance, i.e. Ps.95.6 million is concentrated in the short term.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

During this fiscal year we intend to match these maturities to the Company’s cash flows and do not rule out a reduction in the indebtedness as a result of future cash inflows arising from our ordinary business, the sale of assets or the proceeds of our capital stock increase.

The exchange rate considered for US$-denominated loans was US$ 1 = Ps. 3.15, corresponding to the selling exchange rate published by Banco de la Nación Argentina prevailing as of September 30, 2007.

Type of indebtedness	Currency	Amount (Millions)	Term
Short-term	Ps.	95.6	Up to 180 days
Crop production financing	Ps.	26.9	Up to 185 days
Long Term	Ps.	25.2	1.2 years

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Prospects for the coming quarter

International and Argentine economic conditions continue to lead the agricultural sector and our Company towards a position favorable to taking advantage of opportunities that may arise in the market. On top of the growing global demand for agricultural products to be used as food there is a new pressure factor on the side of demand: the new use of grains as sources of energy. We believe that prospects for the coming quarter are highly promising; crops are at historical highs and there is consensus in the market regarding the fact that these prices will remain high for a long period, as they are driven by the sound growth in demand and are therefore not likely to change significantly in the short and medium term. Consequently, we expect an increase in our profitability.

In this sense, we will continue with our strategy consisting in supplementing agricultural activities in our own farms with agricultural activities in leased farms and farms under concession, as long as the return on the investments for such activities amounts to the minimum levels required for the business, thereby seeking to atomize production risks and dilute overhead, while increasing agricultural production to take advantage of the excellent prospects in crop prices.

As regards the cattle beef business, our strategy for the next quarter is to increase output by adding new productive hectares, taking advantage of the good prospects for this sector. In addition, we will focus on vertical integration to be able to slaughter our own livestock and export for the account of third parties, which will result in significant profits for the Company.

As concerns the milk business, during this fiscal year we will continue expanding this segment to take advantage of the excellent opportunities currently offered by the market. In the next quarter we expect the second dairy facility opened at “La Juanita” farm to reach 100% of its milking capacity.

With respect to marginal area development, we will continue with the development of “Los Pozos”, adding more land allocated to agricultural and livestock production. On the other hand, we plan to continue with the development of new hectares for agricultural production in the concession over Agropecuaria Cervera S.A.’s farm.

In the future, we will continue to keep a watch out for opportunities that may arise in the land purchase and sale market, selling properties with little appreciation potential and acquiring farms located in marginal areas with high productive potential.

In the next quarters of fiscal year 2008 we shall see the first results of our wool production at the “8 de Julio” farm, located in the Province of Santa Cruz. Prospects for this business are very good and we plan to take advantage of this opportunity.

Prospects for the agriculture business are much interesting. We believe that in the new world context, companies such as Cresud, with a long track record and deep knowledge of the business will have excellent chances to win the best opportunities in the market. We expect that once the stock capital increase has been implemented, we shall be able to complete our expansion strategy in Latin America and benefit from investments in other markets.

Eduardo S. Elsztain

Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

RESULTS OF OPERATIONS OF CRESUD

Three-month period ended September 30, 2007 (Q1 2008) in comparison with the three-month period ended September 30, 2006 (Q1 2007).

Production Income

Production income amount to Ps. 11.3 million in Q1 2008 and were 84.4% higher than those of the same quarter in the previous year. This was mainly due to a increase of Ps. 2.6 million in the grain segment, an increase of Ps. 0.4 million in the beef cattle segment and an increase of Ps. 2.2 million in the milk segment.

Crops

Production income for the grain segment increased by 433.2% from Ps. 0.6 million in Q1 2007 to Ps. 3.2 million in Q1 2008, mainly due to:

•	An increase in the production volume of 250.8%, from 2,618 tons in Q1 2007 to 9,185 tons in Q1 2008 (these production levels relate to residuals from corn harvest in the preceding campaign); and

•	A 24.9% increase in the average grain price.

The 250.8% increase in the production volume of the grain segment was mainly due to a larger harvested area residual from the preceding campaign, from 481 hectares during Q1 2007 to 2,712 hectares during Q1 2008 (including 938 hectares in concession from our subsidiary Agropecuaria Cervera S.A.).

The production volume increase in the grain segment was negatively impacted by a 37.8% decrease in our average yield, from 5.44 tons per hectare in Q1 2007 to 3.39 tons per hectares for Q1 2008.

The average grain prices (at net realization value) increased by 24.9%, from Ps. 228 per ton in Q1 2007 to Ps. 285 per ton for Q1 2008.

The following table shows the average listed prices as of September 30, 2007 and 2006:

	Grains (average listed price)(1)
	Year ended September 30,
	2007	2006	Variation
Wheat	600	380	220
Sunflower	1.400	555	845
Corn	390	290	100
Soybean	790	532	258

(1)	Listed price of Rosario

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Beef cattle

Production income for the beef cattle segment increased by 11.7% from Ps. 3.5 million in Q1 2007 to Ps. 3.9 million in Q1 2008, mainly due to:

•	A decrease in the production volume of beef from 17.8%, from 1,754 tons in Q1 2007 to 1,442 ton in Q1 2008.

•

A 35.9% price increase in the average value of kilogram produced, from Ps. 2.0 in 2007 to Ps. 2.7 in 2008, in the main cattle categories that positively impacted through the beef cattle recategorization in the current period. Cattle recategorization consists in category changes to reflect the various stages in its life cycle; and

•	More births in this period compared to the previous one.

The decrease in the production volume was mainly due to the deconsolidation effect of Cactus for the change in our equity interest from 50% to 24%, as compared to the proportional consolidation of this subsidiary during Q1 2007. Likewise, there was a slight decrease in the number of cattle head finished in the feedlot during Q1 2008, as regards the same period of the preceding period.

The number of hectares earmarked for beef cattle exploitation increased from 119,361 hectares in Q1 2007 to 126,492 hectares in Q1 2008 (for this last period, 41 hectares related to Cactus are not included). This increase was mainly due to a larger amount of exploited hectares under lease and the conversion of reserve hectares into cattle farmland at “Los Pozos”, during the current fiscal year, partially compensated because of cattle hectares no longer used due to the sale of the farm “Tapenagá”.

Milk

Revenues from milk production increased by 105.8%, from Ps. 2.1 million in Q1 2007 to Ps. 4.2 million in Q1 2008 (including Ps. 0.1 million generated by the dairy beef cattle recategorization, dairy cows are recategorized to reflect the various stages in their life cycle.

This increase was mainly due to:

•	A 26.7% increase in the milk production volume, from 3.9 million liters in Q1 2007 to 5.0 million liters in the same quarter of 2008. In turn, this increase was mainly due to:

a.	An increase in the average number of dairy cows (from 2,484 in Q1 2007 to 2,848 in Q1 2008) due in part to starting production in the new dairy farm at “La Juanita”, which increased its milking capacity to 1,800 cows, and

b.	A 10.5% increase in the daily milk production efficiency per cow, from 17.5 for Q1 2007 to 19.3 liters for Q1 2008.

•	A 57.3% increase in the average milk price, from Ps. 0.53 per liter in Q1 2007 to Ps. 0.83 per liter in Q1 2008.

Cost of production

The cost of production increased by 68.2% from Ps. 7.7 million in Q1 2007 to Ps. 12.9 million in Q1 2008. This increase was mainly attributed to an Ps. 3.1 million increase in the grain segment, Ps. 1.3 million in the beef cattle segment, and Ps. 0.8 million in the milk segment.

Crops

Cost of production for the grain segment increased by 295.4% from Ps. 1.1 million in Q1 2007 to Ps. 4.2 million in Q1 2008, mainly due to:

•	An increase in the grain production volume due to a larger exploited area in Q1 2008 as regards the same quarter in 2007.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

The production cost per ton decreased by 35.9%, from Ps.711 in Q1 2007 to Ps. 456 in Q1 2008, mainly due to an increased production level in Q1 2008 as compared to Q1 2007, although yields were slightly lower in 2008.

Beef cattle

Cost of production in the beef cattle segment increased by 28.7% from Ps. 4.4 million in Q1 2007 to Ps. 5.7 million in Q1 2008. Direct cost per kilogram produced increased by 74.4%, from Ps. 1.46 in Q1 2007 to Ps. 2.54 in Q1 2008, mainly due to a lower beef production level that did not allow to dilute the cost per kilogram produced in the current period.

Additionally, the increased production cost in the beef cattle segment during the current period was mainly due to an increase in feeding costs due to an increase in grain prices and to the draught effects during the winter.

Milk

Cost of production for the milk segment increased by 37.9% from Ps. 2.2 million in Q1 2007 to Ps. 3.1 million in Q1 2008, mainly due to:

•	A 26.7% increase in the milk production level for Q1 2008; and

•	The impact of increased feeding costs due to the increase in corn prices and other inputs related to the milk segment.

Cost of production per liter of milk increased from Ps. 0.57 in Q1 2007 to Ps. 0.62 in Q1 2008.

Sales

Sales related to the quarter ended September 30, 2008 increased by 63.8%, form Ps. 23.4 million in Q1 2007 to Ps. 38.3 million in Q1 2008. This was mainly due to an increase of Ps. 10.1 million in the grain segment, Ps. 1.3 million the beef cattle segment, Ps. 2.1 million in the milk segment and Ps. 2.7 million in the “others” segment, partially set off by the deconsolidation effect from Cactus amounting to Ps. 1.3 million in the feedlot segment.

Crops

Sales for the grain segment increased by 119.9% from Ps. 8.4 million in Q1 2007 to Ps. 18.6 million in Q1 2008, mainly due to:

•	An 85.7% increase in the sales volume from 20,229 tons in Q1 2007 to 37,568 in Q1 2008; and

•	A 21.5% increase in the average commodity price, from Ps. 417 per ton in Q1 2007 to Ps. 507 in Q1 2008.

The increased sales volume during Q1 2008 compared to 2007 was mainly due to increased initial grain stock levels (74,563 tons in the beginning of 2008 as compared to 28,315 tons at the beginning of 2007).

	Grain stock
	Year ended September 30,
	2007	2006	Variation
Stock at beginning of year	74.563	28.315	46.248
Purchases	9.933	4.105	5.828
Production	9.185	2.618	6.567
Sales	(37.568)	(20.229)	(17.339)
Consumption	(4.620)	(5.053)	433

Stock at end of period	51.493	9.756	41.737

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Beef cattle

Sales for the beef cattle segment increased by 12.3% from Ps. 10.5 million in Q1 2007 to Ps. 11.8 million in Q1 2008, mainly due to:

•	A 2.0% increase in the volume of beef sales, from 4,578 tons in 2007 to 4,669 in 2008; and

•	A 10.1% increase in the average price per kilogram from Ps. 2.30 in 2007 to Ps. 2.53 in 2008.

The average beef cattle stock decreased from 87,703 heads in Q1 2007 to 78,685 heads in Q1 2008 mainly due to the sales of the establishment “Tapenaga”.

Milk

Sales for the milk segment increased by 99.4% from Ps. 2.1 million in Q1 2007 to Ps. 4.1 million in Q1 2008, mainly due to:

•	A 26.7% increase in the milk production volume, due to an increase in the average number of dairy cows, improvement in production efficiency levels; and

•	A 57.3% increase in the average milk price, from Ps. 0.53 per liter in Q1 2007 to Ps. 0.83 per liter in Q1 2008.

Feedlot

Due to the change in the equity interest in our subsidiary Cactus from 50% to 24%, there were no revenues from the feedlot segment in the current year due to the deconsolidation effect, as compared to the proportional consolidation of this subsidiary during Q1 2007.

Others

Sales for the “others” segment increased by 270.8% from Ps. 1.0 million in Q1 2007 to Ps. 3.8 million in Q1 2008, mainly due to:

•	An Ps. 2.3 million increase from commodity brokerage services; and

•	An Ps. 0.5 million increase from sales of services rendered to third parties and others.

Cost of sales

The cost of sales related the quarter ended September 30, 2008 increased by 62.6%, form Ps. 21.7 million in Q1 2007 to Ps. 35.2 million in Q1 2008. This was mainly due to an increase of Ps. 10.6 million in the grain segment, Ps. 0.4 million the beef cattle segment, Ps. 2.0 million in the milk segment and Ps. 1.6 million in the “others” segment, partially set off by the deconsolidation effect from Cactus amounting to Ps. 1.1 million in the feedlot segment.

The cost of sales as a percentage of net sales stood at 92.7% in Q1 2007 and 92.1% in Q1 2008.

Grains

The cost of sales from the grain segment increased by 142.9% from Ps. 7.4 million in Q1 2007 to Ps. 18.0 million in Q1 2008, mainly due to:

•	An 85.7% increase in the grain sales volume in Q1 2007 as compared to Q1 2008; and

•	An increased average grain price during Q1 2008.

The average cost per ton sold in Q1 2008 increased by 30.8%, from Ps. 367 in Q1 2007 to Ps. 480 in Q1 2008.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Beef cattle

The cost of sales from the beef cattle segment increased by 4.2% from Ps. 10.3 million in Q1 2007 to Ps. 10.7 million in Q1 2008, mainly due to:

•	A 2.0% increase in the volume of beef sales as compared to Q1 2007; and

•	An increase in the general beef cattle price level.

Milk

The cost of sales from the milk segment increased by 99.4% from Ps. 2.1 million in Q1 2007 to Ps. 4.1 million in Q1 2008, mainly due to:

•	A 26.7% increase in the milk production volume; and

•	An increase in the milk price level.

Feedlot

Due to the change in the equity interest in our subsidiary Cactus from 50% to 24%, there were no costs from the feedlot segment in the current year due to the deconsolidation effect, as compared to the proportional consolidation of this subsidiary during Q1 2007.

Others

The cost of sales from the “others” segment increased by 189.2%, from Ps. 0.8 million in Q1 2007 to Ps. 2.4 million in Q1 2008, mainly due to increased costs from the brokerage activity through Futuros y Opciones.com and costs generated to services rendered to third parties.

Gross profit

Due to the previously mentioned factors, gross profit increased by 785.7%, from Ps. 0.2 million income in Q1 2007 to Ps. 1.4 million income in Q1 2008. The gross margin calculated as gross profit divided by the sum of revenues from production and sales increased by 0.6% in Q1 2007 to 2.9% in Q1 2008, mainly due to:

•	A 183.2% decrease in gross profit from the grain segment, from Ps. 0.6 million income in Q1 2007 to Ps. 0.5 million loss in Q1 2008;

•	A slight 1.2% increase in gross profit from the beef cattle segment, from Ps. 0.7 million loss in Q1 2007 to Ps. 0.7 million loss in Q1 2008;

•	A 890.7% increase in gross profit from the milk segment, from Ps. 0.1 million loss in Q1 2007 to Ps. 1.2 million income in Q1 2008.

•	The Cactus deconsolidation effect in the feedlot segment, amounting to Ps. 0.2 million income in Q1 2007.

•	A 631.2% increase in gross profit from the “others” segment, from Ps. 0.2 million income in Q1 2007 to Ps. 1.4 million income in Q1 2008;

Selling expenses

Selling expenses increased by 80.4% from Ps. 1.6 million in Q1 2007 to Ps. 2.9 million in Q1 2008. Selling expenses of the grain, beef cattle and “others” segment represented a 76.0%, 14.0% y 1.2%, respectively, of total selling expenses of Q1 2008.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Grains

Selling expenses of grains as a percentage of sales of grains increased by 10.9% in Q1 2007 to 12.0% in Q1 2008 as a result of increased freight, conditioning and storage costs. Selling expenses per ton of grain sold increased by 23.1%, from Ps. 46 per ton in Q1 2007, to Ps. 59 per ton in Q1 2008.

Beef cattle

Selling expenses of beef cattle sold as a percentage of net sales of beef cattle stood at 3.6% in Q1 2007 ad 3.5% in Q1 2008.

Milk

Sales of milk did not generate significant selling expenses during Q1 2007 and 2008, since all production is commercialized directly to dairy producers.

Administrative expenses

Administrative expenses increased by 32.7%, from Ps.3.2 million in Q1 2007 to Ps. 4.2 million in Q1 2008, mainly due to an increase in fees and considerations from services (including consulting fees mainly as regards compliance with the Sarbanes-Oxley Act, accounting, legal fees), salaries, social security and other taxes, rates and contributions and office and administration expenses.

Gain from the sale of farms

There were no sales of establishments generating income during Q1 2007 and 2008.

Holding Gains (losses) (beef cattle, grains, and raw materials) and MAT

Holding gain (losses) and MAT decreased by 177.5%, from Ps. 1.9 million income in Q1 2007 to Ps. 1.4 million loss in Q1 2008. This was mainly due to a Ps. 9.5 million loss from MAT between both periods which was reduced by the Ps. 6.1 million gain from the holding of grains, beef cattle and raw materials.

Operating income (loss)

Operating loss increased by 157.0% from 2.8 million loss in Q1 2007 to Ps. 7.2 million loss in Q1 2008. Operating margin calculated as operating loss divided by the sum of production revenues and sales increased by 9.5% in Q1 2007 to 14.5% in Q1 2008, mainly due to:

•	A 785.7% increase in gross profit, from Ps. 0.2 million in Q1 2007 to Ps. 1.4 million in Q1 2008.

•	An 80.4% increase in selling expenses, from Ps. 1.6 million in Q1 2007 to Ps. 2.9 million in Q1 2008.

•	A 32.7% increase in administration expenses from Ps. 3.2 million in Q1 2007 to Ps. 4.2 million in Q1 2008.

•	An Ps. 3.3 million decrease in holding gains (losses) and MAT during Q1 2007 and 2008.

Financial gain (loss)

Net financial loss amounted to Ps. 3.1 million and Ps. 1.9 million for Q1 2007 and 2008, respectively. The main variations between both periods were:

•	An increased Ps. 1.6 million related to a foreign exchange difference in Q1 2008 as compared to Q1 2007.

•	Increased loss of Ps. 0.5 million in other financial income (loss) between both periods; and

•	Increased income of Ps. 0.1 million in net interest between both periods.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Q1 2008 net financial loss was mainly due to (i) an Ps. 3.0 million loss generated by the negative impact of debt financing interest, (ii) an Ps. 0.9 million loss generated by debit and credit tax and (iii) an Ps. 0.3 million loss derived from other financial income (loss). These losses were partially set off by (i) revenues amounting to Ps. 0.6 million from security and share transactions, (ii) an Ps. 1.2 million income from net foreign exchange differences and (iii) an Ps. 0.5 million income generated by the positive income from other financial interest.

Other income and expenses, net

Net income and expense represented an Ps. 0.8 million loss and Ps. 1.5 million loss in Q1 2007 and 2008, respectively, mainly due to an increased negative impact of Ps. 1.1 million from personal assets tax from our shareholders.

Income (loss) from controlled and related companies

Income from controlled and related companies decreased by 177.8%, from income amounting to Ps. 6.8 million in Q1 2007 to loss amounting to Ps. 5.3 million in Q1 2008, mainly due to:

•	A Ps. 5.4 million income in Q1 2007 as compared to an Ps. 6.3 million loss in Q1 2008 (including goodwill amortization) due to our equity interest in IRSA;

•	A Ps. 1.3 million income and Ps. 0.6 million income in Q1 2007 and 2008, respectively, due to our equity interest in BrasilAgro; and

•	A Ps. 0.1 million income and Ps. 0.5 million income in Q1 2007 and 2008, respectively, due to our equity interest in Agrouranga S.A. and Cactus Argentina S.A.

Income from affiliates in Q1 2008 includes our equity interest in Cactus Argentina S.A. due to the deconsolidation effect in the current year compared to the prior year.

Management fee

The Company entered into a management contract with Consultores Asset Management S.A., which provides Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria technical advisory services related to the agricultural activity, transactions intermediation, and advisory services in investments in securities regarding the transactions mentioned above.

In consideration for its services, the payment of fees amounting to 10% (ten per cent) of net income disclosed in the annual or special-purpose financial statements was established.

These fees amounted to Ps. 0.2 million in Q1 2007 and there were no fees in Q1 2008 due to the net loss for the period.

Income tax

Deferred tax amounted to Ps. 1.9 million in Q1 2007 and Ps. 3.4 million in Q1 2008. The Company recognized income tax based on the deferred tax liabilities method, thus recognizing the temporary differences between accounting tax assets and liabilities. The main temporary differences result from the valuation of beef cattle and the sale and replacement of fixed assets.

In order to assess deferred assets and liabilities, we have applied on the identified temporary differences and NOLs, the tax rate expected to be in effect as of the time of the reversal or use thereof considering the legal regulations approved as of the date of issuance of these financial statements (35%) has been applied to the identifies temporary differences and tax losses.

Minority interest

In Q1 2007, an Ps. 0.1 million income was generated while in the same period of 2008, there was an Ps. 0.1 million loss, to reflect the minority interest in the income from subsidiaries.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Net income for the year

Due to the previously mentioned factors, an Ps. 1.9 million income was generated in Q1 2007 and an Ps. 12.6 million loss in Q1 2008. The net margin, calculated as net income for the year divided by the sum of revenues from production and sales stood at 6.5% income for Q1 2007 and 25.4% loss in Q1 2008.

Eduardo S. Elsztain

Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Comparative Shareholders’ Equity Structure

	As of September 30, 2007 Pesos	As of September 30, 2006 Pesos	As of September 30, 2005 Pesos	As of September 30, 2004 Pesos	As of September 30, 2003 Pesos
Current Assets	153,263,710	104,526,028	116,402,428	84,214,108	55,637,018
Non-current Assets	924,747,558	788,998,839	644,952,770	597,393,173	515,628,858
Total Assets	1,078,011,268	893,524,867	761,355,198	681,607,281	571,265,876
Current Liabilities	185,308,990	116,915,192	68,169,434	59,940,292	14,517,357
Non-current Liabilities	75,098,330	144,642,760	161,440,120	154,577,225	166,087,662
Total Liabilities	260,407,320	261,557,952	229,609,554	214,517,517	180,605,019
Minority Interest	900,168	471,121	245,828	24,536	156,019
Shareholders’ Equity	816,703,780	631,495,794	531,499,816	467,065,228	390,504,838
	1,078,011,268	893,524,867	761,355,198	681,607,281	571,265,876

Comparative Income Structure

	As of September 30, 2007 Pesos	As of September 30, 2006 Pesos	As of September 30, 2005 Pesos	As of September 30, 2004 Pesos	As of September 30, 2003 Pesos
Operating income (loss)	(7,167,943)	(2,789,140)	12,436,404	1,092,981	1,556,400
Financial and holding gain (loss)	(1,916,240)	(3,100,330)	1,451,018	(1,316,116)	159,746
Other income and expenses and income on equity	(6,819,931)	6,004,664	4,011,569	2,984,710	(2,930,355)
Management fees	—	(214,464)	(1,219,231)	(115,031)	—
Operating net income (loss)	(15,904,114)	(99,270)	16,679,760	2,646,544	(1,214,209)
Income Tax	3,365,000	1,937,497	(5,737,799)	(1,652,184)	(807,243)
Minority Interest	(63,296)	88,750	31,119	40,915	50,693
Net Income (loss)	(12,602,410)	1,926,977	10,973,080	1,035,275	(1,970,759)

Production volume

	Three-month period September 30, 2007	Accumulated July 1, 2007 to September 30, 2007	Three-month period September 30, 2006	Accumulated July 1, 2006 to September 30, 2006	Three-month period September 30, 2005	Accumulated July 1, 2005 to September 30, 2005	Three-month period September 30, 2004	Accumulated July 1, 2004 to September 30, 2004	Three-month period September 30, 2003	Accumulated July 1, 2003 to September 30, 2003
Beef Cattle (in Kgs.)	1,442,226	1,442,226	1,753,725	1,753,725	2,495,573	2,495,573	1,726,903	1,726,903	2,083,056	2,083,056
Butyraceous (in Kgs.)	182,040	182,040	142,933	142,933	131,184	131,184	53,078	53,078	63,997	63,997
Crops (in quintals) *	71,601	71,601	26,185	26,185	27,631	27,631	18,433	18,433	24,338	24,338

*	One quintals equals one hundred kilograms

Eduardo S. Elsztain

Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Sales volume

	Three-month period September 30, 2007	Accumulated July 1, 2007 to September 30, 2007	Three-month period September 30, 2006	Accumulated July 1, 2006 to September 30, 2006	Three-month period September 30, 2005	Accumulated July 1, 2005 to September 30, 2005	Three-month period September 30, 2004	Accumulated July 1, 2004 to September 30, 2004	Three-month period September 30, 2003	Accumulated July 1, 2003 to September 30, 2003
Beef Cattle (in Kgs.)	4,668,848	4,668,848	4,578,436	4,578,436	4,799,655	4,799,655	4,915,538	4,915,538	3,166,986	3,166,986
Butyraceous (in Kgs.)	182,040	182,040	142,933	142,933	131,184	131,184	53,078	53,078	63,997	63,997
Crops (in quintals) *	375,683	375,683	202,289	202,289	396,222	396,222	193,501	193,501	122,024	122,024

*	One quintals equals one hundred kilograms

Local Market

	Three-month period September 30, 2007	Accumulated July 1, 2007 to September 30, 2007	Three-month period September 30, 2006	Accumulated July 1, 2006 to September 30, 2006	Three-month period September 30, 2005	Accumulated July 1, 2005 to September 30, 2005	Three-month period September 30, 2004	Accumulated July 1, 2004 to September 30, 2004	Three-month period September 30, 2003	Accumulated July 1, 2003 to September 30, 2003
Beef Cattle (in Kgs.)	4,668,848	4,668,848	4,578,436	4,578,436	4,799,655	4,799,655	4,915,538	4,915,538	3,166,986	3,166,986
Butyraceous (in Kgs.)	182,040	182,040	142,933	142,933	131,184	131,184	53,078	53,078	63,997	63,997
Crops (in quintals) *	375,683	375,683	202,289	202,289	396,222	396,222	193,501	193,501	122,024	122,024

*	One quintals equals one hundred kilograms

Exports

There were no exports (foreign trade) in the last five fiscal years.

Ratios

	As of September 30, 2007 Pesos	As of September 30, 2006 Pesos	As of September 30, 2005 Pesos	As of September 30, 2004 Pesos	As of September 30, 2003 Pesos
Liquidity	0.827	0.894	1.708	1.405	3.832
Solvency	3.136	2.414	2.315	2.177	2.162
Non-current assets to assets	0.858	0.883	0.847	0.876	0.903
Return on Equity	(0.015)	0.003	0.02	0.002	(0.005)

Eduardo S. Elsztain

Chairman

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

CUIT 30-50930070-0

1.	We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at September 30, 2007 and 2006, and the related statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2007 and 2006 and the complementary notes 1 to 20 and schedules A, B, C, E, F.1, F.2, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution N° 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters, It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2007 and 2006, on which we issued our unqualified report dated July 30, 2007, we report that:

a)	The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at September 30, 2007 and 2006 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the suplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2007.

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements are being transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements; that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	At September 30, 2007, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $ 573,544.17, none of which was claimable at that date.

Autonomus City of Buenos Aires, November 5, 2007.

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
Dr. Andrés Suarez

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 6, 2007